
ELECTRONICS


10015500


SUPPL

Ultra Electronics Holdings plc
Kingsditch Lane
Cheltenham
Gloucestershire GL51 9PG
England
Tel: +44 (0) 1242 225039
Fax:+44 (0) 1242 225093
www.ultra-electronics.com

1 April 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington
DC 20549
USA

Dear Sirs

Ultra Electronics Holdings plc – Filing No. 82-34976
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ultra Electronics Holdings plc is obliged to furnish the Securities and Exchange Commission with information and documents under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The information enclosed herewith covers the period 01 October 2009 to 31 March 2010.

Yours faithfully
On behalf of Ultra Electronics Holdings plc

David Garbett-Edwards
Company Secretary

Encls


IT
Certificate No. FM20222
ISO 9001 : 2000/AS9100A


INVESTOR IN PEOPLE



Information and Documents for Exception under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended

I. PUBLIC DOCUMENTS

Part A Information made public pursuant to UK Law
Part B Information filed with the London Stock Exchange
Part C Information distributed to security holders, published in newspapers, magazines and the company's website

II. TYPES OF INFORMATION REQUIRED TO BE FILED

III. US HOLDERS

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File No: 82-34976 18.344

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	10:03 12-Mar-2010
Number	4974I10

RNS Number : 4974I
Ultra Electronics Holdings PLC
12 March 2010

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	**Ultra Electronics Holdings plc**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: iii	**Ameriprise Financial, Inc. and its group**
4. Full name of shareholder(s) (if different from 3.):iv	**See additional information under 13**
5. Date of the transaction and date on which the threshold is crossed or reached: v	**10 March 2010**
6. Date on which issuer notified:	**11 March 2010**
7. Threshold(s) that is/are crossed or reached: vi, vii	**Below the threshold of 5%**

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0009123323	3,394,684	3,394,684	45,723	45,723	3,307,235	0.067%	4.835%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD				34,885	0.051%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
3,387,843	4.953%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Ameriprise Financial, Inc, which through intermediate holding companies controls the voting rights of Threadneedle Management Luxembourg S.A. and Threadneedle Asset Management Holdings Ltd, which itself controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

Registered Owner

The Bank of New York (Nominees) Ltd	A/c 961111	4,523
Merrill Lynch Nominees	A/c XTHRF21	15,908
Morgan Stanley Nominees Limited	A/c 04F607602	977
Ameriprise Financial Inc	A/c	91,058
The Bank of New York (Nominees) Ltd	A/c PTG 10972	1,371
Littledown Nominees Ltd	A/c 02891	1,458,274
Littledown Nominees Ltd	A/c 05577	74,500
Littledown Nominees Ltd	A/c 05576	786,000
Littledown Nominees Ltd	A/c 07197	41,200
Littledown Nominees Ltd	A/c 10479	2,000
Morgan Stanley Nominees Limited	A/c 36199142	18,000
State Street Bank & Trust Boston	A/c GPEI	102,522
The Bank of New York (Nominees) Ltd	A/c 960011	10,437
Littledown Nominees Ltd	A/c 07203	36,200
Littledown Nominees Ltd	A/c 21667	12,600
Littledown Nominees Ltd	A/c 34789	67,800
The Bank of New York (Nominees) Ltd	A/c PTG 1476	14,500
Littledown Nominees Ltd	A/c 10488	193,000
Littledown Nominees Ltd	A/c 10489	177,573
Littledown Nominees Ltd	A/c 10490	192,000
Littledown Nominees Ltd	A/c 30337	25,200
Littledown Nominees Ltd	A/c 31348	62,200

14. Contact name:	David Garbett-Edwards
15. Contact telephone number:	01242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	10:30 12-Mar-2010
Number	4995I10



RNS Number : 4995I
Ultra Electronics Holdings PLC
12 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Mr D Garbett-Edwards**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Also relates to Mrs V Garbett-Edwards, wife of Mr D Garbett-Edwards**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest **In respect of 3 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Mr D Garbett-Edwards**	8.	State the nature of the transaction **Mr D Garbett-Edwards exercised an options over 4,479 shares under the Company Share Option Plan. The option subscription price was £4.485 per share.** **Mr Garbett-Edwards transferred 3,510 shares to his wife and sold the balance of 969 shares. Mrs V Garbett-Edwards sold 969 shares and retained 2,541 shares.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **4,479**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed **1,938**	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
13.	Price per share or value of transaction **£14.9396 per share**	14.	Date and place of transaction **11/03/2010 London**
15.	Total holding following notification and	16.	Date issuer informed of transaction

	total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **15,963 less than 0.01%**		**11/03/2010**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: 01242 225039

Date of notification __12/03/2010____________________

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976 IB. 346

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:16 15-Mar-2010
Number	6051I16

RNS Number : 6051I
Ultra Electronics Holdings PLC
15 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Andrew Hamment**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Mrs Gillian Hamment**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 and 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Andrew Hamment**	8.	State the nature of the transaction **Mr Hamment transferred 70,747 shares to his wife, Mrs Gillian Hamment.**
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction **12/03/2010 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **No change 116,543 - 0.17%**	16.	Date issuer informed of transaction **12/03/2010**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 15/03/2010

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

File No. 82-34976 18.347

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	10:20 19-Mar-2010
Number	8569I10


RECEIVED
2010 APR 12 P 2:17

RNS Number : 8569I
Ultra Electronics Holdings PLC
19 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Mr C Santiago**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest **In respect of 3 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Mr C Santiago**	8.	State the nature of the transaction **Mr C Santiago exercised an option over 3,434 shares under the Executive Share Option Scheme. The option subscription price was £10.32 per share.** **Mr Santiago sold 3,434 shares.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **3,434**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed **3,434**	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
13.	Price per share or value of transaction **£15.03**	14.	Date and place of transaction **18/03/2010 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction **18/03/2010**

	0		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: 01242 225039

Date 18/03/2010

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:27 24-Mar-2010
Number	1178J14



RNS Number : 1178J
Ultra Electronics Holdings PLC
24 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
A Hamment
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Sanne Trust Company Limited

8 State the nature of the transaction

Acquisition of forfeitable shares from the vesting of award under the Ultra Electronics Long Term Incentive Plan 2007.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Director/PDMR	Ordinary Shares
D Caster	*29,259*
A Hamment	*12,874*
R Sharma	*9,453*
K Thomson	*4,861*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

None

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

None

13. Price per *share* or value of transaction

£15.295 per share

14. Date and place of transaction

22 03 2010, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*664,842*	*0.97%*
A Hamment	*129,417*	*0.19%*
R Sharma	*35,517*	*Less than 0.1%*
K Thomson	*20,028*	*Less than 0.1%*

16. Date issuer informed of transaction

23 03 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

The forfeitable shares were acquired on the early vesting of an award granted under the Ultra Electronics Long Term Incentive Plan 2007 on condition that the shares are held by a nominee of the Director/PDMR until the original release date of the award, 3 August 2010, on substantially the same terms as applied to the award.

24. Name of contact and telephone number for queries

D Garbett-Edwards - Company Secretary

Telephone: 01242 225039

Date *24/03/2010*

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	08:32 26-Mar-2010
Number	2423J08



RNS Number : 2423J
Ultra Electronics Holdings PLC
26 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Mr P Evans**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest **In respect of 3 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Mr P Evans**	8.	State the nature of the transaction **Mr P Evans exercised options over 1,385 shares under the Company Share Option Plan and 8,771 shares under the Executive Share Option Scheme. The option subscription price was:** **1,385 £5.97** **3,342 £7.28** **2,906 £10.32** **2,523 £5.97** **Mr Evans sold 10,156 shares.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **10,156**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed **10,156**	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
13.	Price per share or value of transaction **£15.385**	14.	Date and place of transaction **25/03/2010 London**

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **No change 3,285 (less than 0.01%)**	16.	Date issuer informed of transaction **25/03/2010**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: 01242 225039

Date 26/03/2010

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Additional Listing
Released	10:54 29-Mar-2010
Number	3299J10

File No. 82-34976 IB. 350

RNS Number : 3299J
Ultra Electronics Holdings PLC
29 March 2010

Ultra Electronics Holdings plc

Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 125,000 Ordinary shares of 5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued ordinary shares of the Company.

The shares will be issued out of the following share option schemes:-

Executive Share Option Scheme
Company Share Option Plan
United States Savings Related Stock Option Plan
Canadian Savings Related Stock Option Plan
Ultra Electronics Sharesave Scheme

This information is provided by RNS
The company news service from the London Stock Exchange

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I. Public Documents

Ref	Filing Date	Description
I.A.30	06/10/2009	AD02 Single Alternative Inspection Location
I.A.31	06/10/2009	AD03 Change of Location of company records to a single alternative location (SAIL)
I.A.32	13/10/2009	AD02 Single Alternative Inspection Location
I.A.33	14/10/2009	Director's Change of Particulars Douglas Caster
I.A.34	15/10/2009	Director's Change of Particulars Paul Dean
I.A.35	14/10/2009	Secretary's Change of Particulars David Garbett-Edwards
I.A.36	15/10/2009	Director's Change of Particulars Andrew Hamment
I.A.37	26/01/2010	Director's Change of Particulars Ian Griffiths
I.A.38	26/01/2010	Director's Change of Particulars Christopher Bailey
I.A.39	26/01/2010	Director's Change of Particulars Dr Julian Blogh
I.A.40		Companies House filing history from 1/10/09 - 31/3/10 to show record of 88(2) and SH01 forms filed.

File No. 82-34976 IA.30


RECEIVED
2010 APR 12 P 2:13



AD02

Single Alternative Inspection Location

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

*This is a summary of the information submitted to Companies House on **06/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Single Alternative Inspection Location:

Holme Oak Business Park
Martletts Way
Goring-by-Sea
WORTHING
West Sussex
BN12 4QY
England



AD03

Change of location of company records to the single alternative inspection location (SAIL) - (AD03)

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

*This is a summary of the information submitted to Companies House on **06/10/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Register of members



AD02

Single Alternative Inspection Location

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

This is a summary of the information submitted to Companies House on ***13/10/2009****. This document does* ***not*** *indicate that the submission has been successful. You will receive* ***separate*** *notification when the submission has been accepted or rejected.*

Single Alternative Inspection Location:

Equiniti
Woods Way
Goring-by-Sea
WORTHING
West Sussex
BN12 4FE
England

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	2 8 3 0 3 9 7
Company name in full	Ultra Electronics Holdings plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d1 d6 m0 m5 y1 y9 y5 y3
Title*	Mr
Full forename(s)	Douglas
Surname	Caster

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	417
Street	Bridport Road
Post town	Greenford
County/Region	Middlesex
Postcode	U B 6 8 U A
Country	England

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name

Company name Osborne Clarke

Address 2 Temple Back East

Temple Quay

Post town Bristol

County/Region

Postcode B S 1 6 E G

Country England

DX 7818 Bristol

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

File No. 82-34976 IA.34

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT 2000

RECEIVED 2010 APR 12

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	2 8 3 0 3 9 7
Company name in full	Ultra Electronics Holdings plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ●

Date of birth* ●	d1 d6 m0 m1 y1 y9 y6 y1
Title*	Mr
Full forename(s)	Paul David
Surname	Dean

● **Current details**
This information is used to identify your details on the public record.

● This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ●	
Surname ●	

● **New name**
Please enter your new name.

5 Change of service address ●

Building name/number	417
Street	Bridport Road
Post town	Greenford
County/Region	Middlesex
Postcode	U B 6 8 U A
Country	England

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

● **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.

X

CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	England
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name	
Company name	Osborne Clarke
Address	2 Temple Back East
	Temple Quay
Post town	Bristol
County/Region	
Postcode	B S 1 6 E G
Country	England
DX	7818 Bristol
Telephone	

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

File No. 82-34976 IA.35

In accordance with Section 276 of the Companies Act 2006.

CH03

Change of secretary's details

BLUEPRINT

RECEIVED 2010 APR 12

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a secretary.

✗ **What this form is NOT for**
You cannot use this form if you are changing the details of a corporate secretary. To do this, please use form CH04 'Change of corporate secretary's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	2 8 3 0 3 9 7
Company name in full	Ultra Electronics Holdings plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Secretary's current details on the Register ●

Title*	Mr
Full forename(s)	David
Surname	Garbett-Edwards

● **Current details**
This information is used to identify your details on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Please enter your new name.

Title*	
Full forename(s)	
Surname	

5 Change of service address ●

Building name/number	417
Street	Bridport Road
Post town	Greenford
County/Region	Middlesex
Postcode	U B 6 8 U A
Country	England

● **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of secretaries as the company's registered office.

If you provide your residential address here it will appear on the public record.

KLV/2830397/22864

6 Signature

I am signing this form on behalf of the company.

Signature

Signature

X X

This form may be signed by:
Director ❶, Secretary, Person authorised ❷, Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH03
Change of secretary's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name	
Company name	Osborne Clarke
Address	2 Temple Back East
	Temple Quay
Post town	Bristol
County/Region	
Postcode	B S 1 6 E G
Country	England
DX	7818 Bristol
Telephone	

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have entered in Section 3 the date of change of details.
- ☐ You have entered the relevant change of details.
- ☐ A new address must be a physical location. It cannot be a PO Box number (unless part of a full address), DX or LP (Legal Post in Scotland) number.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

File No. 82-34976 IA. 36

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT

RECEIVED 2010 APR 12

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ What this form is for
You may use this form to change the details of an individual who is a director.

✗ What this form is NOT for
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	2 8 3 0 3 9 7
Company name in full	Ultra Electronics Holdings plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ●

Date of birth* ●	d2 d8 m0 m9 y1 y9 y5 y4
Title*	Mr
Full forename(s)	Andrew Norman
Surname	Hamment

● **Current details**
This information is used to identify your details on the public record.

● This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ●	
Surname ●	

● **New name**
Please enter your new name.

5 Change of service address ●

Building name/number	417
Street	Bridport Road
Post town	Greenford
County/Region	Middlesex
Postcode	U B 6 8 U A
Country	England

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

● **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.

X

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

[1] Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] Person authorised
Under either section 270 or 274 of the Companies Act 2006.

CH01

Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name

Company name Osborne Clarke

Address 2 Temple Back East

Temple Quay

Post town Bristol

County/Region

Postcode B S 1 6 E G

Country England

DX 7818 Bristol

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

File No. 82-34976 IA . 37

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT

RECEIVED 2010 APR 12 - 2:18

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	2 8 3 0 3 9 7
Company name in full	Ultra Electronics Holdings plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ●

Date of birth* ●	d1 d6 m1 m0 y1 y9 y5 y0
Title*	Mr
Full forename(s)	Ian Roy
Surname	Griffiths

● **Current details**
This information is used to identify your details on the public record.
● This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ●	
Surname ●	

● **New name**
Please enter your new name.

5 Change of service address ●

Building name/number	417
Street	Bridport Road
Post town	Greenford
County/Region	Middlesex
Postcode	U B 6 8 U A
Country	England

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

● **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.
Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.
If you provide your residential address here it will appear on the public record.
Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.

X

CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

KLV/2830397/24971

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name

Company name Osborne Clarke

Address 2 Temple Back East

Temple Quay

Post town Bristol

County/Region

Postcode B S 1 6 E G

Country England

DX 7818 Bristol

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082,
Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

File No.
82-34976 /A 38

In accordance with Section 167 of the Companies Act 2006.

BLUEPRINT 2000

CH01
Change of director's details

RECEIVED
2010 APR 12 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	2 8 3 0 3 9 7
Company name in full	Ultra Electronics Holdings plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d1 d1 m0 m3 y1 y9 y4 y6
Title*	Mr
Full forename(s)	Christopher Stuart
Surname	Bailey

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	417
Street	Bridport Road
Post town	Greenford
County/Region	Middlesex
Postcode	U B 6 8 U A
Country	England

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.



Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature

X X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name	
Company name	Osborne Clarke
Address	2 Temple Back East
	Temple Quay
Post town	Bristol
County/Region	
Postcode	B S 1 6 E G
Country	England
DX	7818 Bristol
Telephone	

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082,
Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

File No. 82-34976. 1A.39

BLUEPRINT 2000

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

RECEIVED
2010 APR 12 P 2:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	2 8 3 0 3 9 7
Company name in full	Ultra Electronics Holdings plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d2 d3 m1 m2 y1 y9 y4 y3
Title*	Dr
Full forename(s)	Julian
Surname	Blogh

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	417
Street	Bridport Road
Post town	Greenford
County/Region	Middlesex
Postcode	U B 6 8 U A
Country	England

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

KLV/2830397/24972

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.

X

CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X X

This form may be signed by:
Director [1], Secretary, Person authorised [2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

[1] Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] Person authorised
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name

Company name Osborne Clarke

Address 2 Temple Back East

Temple Quay

Post town Bristol

County/Region

Postcode B S 1 6 E G

Country England

DX 7818 Bristol

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082,
Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

File No. 82-34976 /A. 40



COMPANY FILING HISTORY



Company Number: 02830397
Company Name: ULTRA ELECTRONICS HOLDINGS PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Indicates that this document contains the latest Statement of Capital

Indicates that the Model Articles can be viewed when clicked

Exclude Allotment Of Shares Order

Select		Type	Date	Description
☐		SH01	08/10/2009	23/09/09 STATEMENT OF CAPITAL GBP 3978.05
☐		AD03	07/10/2009	REGISTER(S) MOVED TO SAIL ADDRESS 114-REG MEM
☐		AD02	07/10/2009	SAIL ADDRESS CREATED
☐		88(2)	01/10/2009	AD 23/09/09 GBP SI 398@0.05=19.9 GBP IC 4095.95/4115.85
☐		88(2)	01/10/2009	AD 23/09/09 GBP SI 1211@0.05=60.55 GBP IC 4035.4/4095.95

☐	📄	88(2)	21/01/2010	AD 30/09/09 GBP SI 23230@0.05=1161.5 GBP IC 5224.447/6385.947
☐	📄	CH01	15/10/2009	DIRECTOR'S CHANGE OF PARTICULARS / ANDREW NORMAN HAMMENT / 01/10/2009
☐	📄	CH01	15/10/2009	DIRECTOR'S CHANGE OF PARTICULARS / MR PAUL DAVID DEAN / 01/10/2009
☐	📄	CH03	14/10/2009	SECRETARY'S CHANGE OF PARTICULARS / MR DAVID GARBETT-EDWARDS / 01/10/2009
☐	📄	CH01	14/10/2009	DIRECTOR'S CHANGE OF PARTICULARS / DOUGLAS CASTER / 01/10/2009
☐	📄	AD02	13/10/2009	SAIL ADDRESS CHANGED FROM: HOLME OAK BUSINESS PARK MARTLETTS WAY GORING BY SEA WORTHING WEST SUSSEX BN12 4QY
☐	📄	SH01	09/10/2009	23/09/09 STATEMENT OF CAPITAL GBP 3999.597

More

		Type	Date	Description
☐		SH01	15/02/2010	07/12/09 STATEMENT OF CAPITAL GBP 3417862.25
☐		SH01	15/02/2010	07/12/09 STATEMENT OF CAPITAL GBP 3417768.35
☐		SH01	15/02/2010	07/12/09 STATEMENT OF CAPITAL GBP 3417534.50
☐		SH01	15/02/2010	07/12/09 STATEMENT OF CAPITAL GBP 3417508.10
☐		SH01	15/02/2010	07/12/09 STATEMENT OF CAPITAL GBP 3417424.90
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3417314.75
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3417231.05
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416918.90
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416918.90
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416832.20
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416707.90
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416678.95
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416660.50
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416381.80
☐		SH01	15/02/2010	27/11/09 STATEMENT OF CAPITAL GBP 3416243.70
☐		SH01	15/02/2010	06/11/09 STATEMENT OF CAPITAL GBP 3415876.20
☐		SH01	15/02/2010	06/11/09 STATEMENT OF CAPITAL GBP 3415742.20
☐		SH01	15/02/2010	06/11/09 STATEMENT OF CAPITAL GBP 3415493.60
☐		SH01	15/02/2010	05/11/09 STATEMENT OF CAPITAL GBP 3415268.95
☐		SH01	15/02/2010	05/11/09 STATEMENT OF CAPITAL GBP 3415261.10
☐		SH01	15/02/2010	05/11/09 STATEMENT OF CAPITAL GBP 3415124.15
☐		SH01	15/02/2010	05/11/09 STATEMENT OF CAPITAL GBP 3415008.75
☐		SH01	15/02/2010	30/10/09 STATEMENT OF CAPITAL GBP 3414929.20
☐		SH01	15/02/2010	26/10/09 STATEMENT OF CAPITAL GBP 3414826.65
☐		SH01	02/02/2010	06/10/09 STATEMENT OF CAPITAL GBP 3414271.50
☐		CH01	26/01/2010	DIRECTOR'S CHANGE OF PARTICULARS / DOCTOR JULIAN BLOGH / 01/10/2009
☐		CH01	26/01/2010	DIRECTOR'S CHANGE OF PARTICULARS / MR CHRISTOPHER STUART BAILEY / 01/10/2009
☐		CH01	26/01/2010	DIRECTOR'S CHANGE OF PARTICULARS / IAN ROY GRIFFITHS / 01/10/2009
☐		88(2)	21/01/2010	AD 30/09/09 GBP SI 1267@0.05=63.35 GBP IC 6406.147/6469.497
☐		88(2)	21/01/2010	AD 30/09/09 GBP SI 202@0.05=10.1 GBP IC 6396.047/6406.147



COMPANY FILING HISTORY



Company Number: 02830397
Company Name: ULTRA ELECTRONICS HOLDINGS PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Indicates that this document contains the latest Statement of Capital

Indicates that the Model Articles can be viewed when clicked

Exclude Allotment Of Shares Order

Select		Type	Date	Description
☐		SH01	17/03/2010	08/03/10 STATEMENT OF CAPITAL GBP 3419883
		LATEST SOC	*17/03/2010*	*17/03/10 STATEMENT OF CAPITAL GBP 3419883*
☐		SH01	17/03/2010	08/03/10 STATEMENT OF CAPITAL GBP 3420677.05
☐		SH01	17/03/2010	08/03/10 STATEMENT OF CAPITAL GBP 3419969.90
☐		SH01	17/03/2010	08/03/10 STATEMENT OF CAPITAL GBP 3420335.75
☐		SH01	17/03/2010	08/03/10 STATEMENT OF CAPITAL GBP 3420560
☐		SH01	17/03/2010	08/03/10 STATEMENT OF CAPITAL GBP 3420587.20
☐		SH01	10/03/2010	02/03/10 STATEMENT OF CAPITAL GBP 341988005
☐		SH01	04/03/2010	25/02/10 STATEMENT OF CAPITAL GBP 3419622.10
☐		SH01	04/03/2010	25/02/10 STATEMENT OF CAPITAL GBP 3419664.35
☐		SH01	15/02/2010	14/01/10 STATEMENT OF CAPITAL GBP 3419573.00
☐		SH01	15/02/2010	14/01/10 STATEMENT OF CAPITAL GBP 3419482.75
☐		SH01	15/02/2010	14/01/10 STATEMENT OF CAPITAL GBP 3419471.65
☐		SH01	15/02/2010	16/12/09 STATEMENT OF CAPITAL GBP 3419374.35
☐		SH01	15/02/2010	14/12/09 STATEMENT OF CAPITAL GBP 3419297.60
☐		SH01	15/02/2010	14/12/09 STATEMENT OF CAPITAL GBP 3419289.05
☐		SH01	15/02/2010	14/12/09 STATEMENT OF CAPITAL GBP 3419193.70
☐		SH01	15/02/2010	14/12/09 STATEMENT OF CAPITAL GBP 3419180.05
☐		SH01	15/02/2010	11/12/09 STATEMENT OF CAPITAL GBP 3419007.40
☐		SH01	15/02/2010	08/12/09 STATEMENT OF CAPITAL GBP 3418126.75
☐		SH01	15/02/2010	08/12/09 STATEMENT OF CAPITAL GBP 3418116.80
☐		SH01	15/02/2010	08/12/09 STATEMENT OF CAPITAL GBP 3418100.90
☐		SH01	15/02/2010	08/12/09 STATEMENT OF CAPITAL GBP 3418081.00
☐		SH01	15/02/2010	08/12/09 STATEMENT OF CAPITAL GBP 3417950.60



I. Public Documents
C. Information published/distributed

Ref	Date	News Headline
I.C.96	19/10/2009	Acquisition
I.C.97	26/11/2009	Strategy Event
I.C.98	11/01/2010	Contract Win
I.C.99	15/01/2010	Director Declaration
I.C.100	02/02/2010	Contract Win
I.C.101	08/02/2010	New Banking Facility
I.C.102	22/02/2010	UK Cryptographic Programme

RNS Number : 9623A
Ultra Electronics Holdings PLC
19 October 2009

Embargoed until 0700
19 October 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA ACQUIRES US COMMUNICATION SECURITY BUSINESS

Ultra announces the acquisition of Scytale Inc. ('Scytale'), based in Ellicott City, near Baltimore, Maryland, USA.

Scytale is a provider of Communication Security (ComSec) software and services and has a leading-edge ComSec Management Software (CMS) solution. All cryptographic systems require strict control and handling of the 'crypto key' from generation to destruction. Scytale's innovative and NSA-approved CARDS CMS software provides positive control of key material and cryptographic devices across multiple users at different tiers in the organisational hierarchy. Scytale's products are principally sold to government customers worldwide in the defence and cyber-security market sectors.

Ultra will pay an initial cash consideration, on a debt and cash fee basis, of $5.3m. A further $2m will be paid subject to the business achieving certain growth targets by the end of 2011. Ultra is acquiring Scytale from its two founding directors who will remain with the business under Ultra. Since its foundation in 2000, Scytale has traded profitably with sales in 2009 of about $5m, an increase of more than 20% on the prior year and with an EBIT margin that will ensure that Scytale is accretive to Ultra's earnings. The acquisition will be financed using Ultra's existing banking facilities. Regulatory approvals for the acquisition have already been received.

Scytale is based at two facilities in Maryland, Ellicott City and Westminster, and also provides on-site support at two government locations. The business employs 20 people, of which 18 are professionals with tertiary qualifications in systems, electronics and computer engineering.

Scytale's software, systems and capabilities are highly synergistic to Ultra's ProLogic business into which Scytale will be subsumed organisationally while continuing to operate at its current locations.

Douglas Caster, Chief Executive of Ultra, commented:
"Scytale is a high quality business with significant potential for further development in its own right. I am pleased to bring Scytale into the Group so that Ultra can benefit from the clear synergies with ProLogic. The acquisition strengthens Ultra's position in the cyber-security element of the battlespace IT market that is growing so quickly."

- Ends-

Enquiries:

Ultra Electronics Holdings plc 020 8813 4307
Douglas Caster, Chief Executive
Paul Dean, Group Finance Director www.ultra-electronics.com
information@ultra-electronics.com

Susan Ellis, Senior Communications Adviser 07836 522722

Hogarth 020 7357 9477
James White

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty one businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a

high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

File No.
82-34976 1C. 97



RNS Number : 1074D
Ultra Electronics Holdings PLC
26 November 2009

Embargoed until 0700 26 November 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Strategy Event - "Ultra Electronics - Sustaining Growth"

Ultra is today hosting a strategy evening for investors and analysts to review how the Group plans to continue and sustain its growth.

A series of short presentations will be given outlining Ultra's ability to add to its portfolio of specialist capability areas as well as how the Group plans to achieve positions on new platforms and programmes, how it intends to widen its customer base and the potential to broaden its existing geographic footprint.

No material new information will be disclosed during the presentations.

- Ends -

Enquiries:
Hogarth 020 7357 9477
James White

File No.
82-34976 IC. 98

RNS Number : 2999F
Ultra Electronics Holdings PLC
11 January 2010

11 January 2010

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins initial contract for Warrior and FRES gun control electronics

Ultra Electronics announces that its Electrics business, based in Cheltenham, UK, has been awarded a contract by CTA International (CTAI) relating to electronic controls for the next-generation cannon for the upgraded Warrior and the new FRES SV armoured vehicles. The initial contract is valued at £1.5m with the value rising to £14m if all production options are taken up.

CTAI, based in Bourges, France, is a joint venture between BAE Systems, UK and Nexter, France. It has developed a unique Cased Telescope Ammunition System (CTAS) which, through innovative packaging design, allows more ammunition and therefore firepower to be carried by each armoured vehicle. The CTAS cannon, with its CTAS Controller (CTAS-C) has been selected by the UK MoD for the upgrade of existing Warrior armoured vehicles and for fitting to the planned new Future Rapid Effects System, Scout Vehicle (FRES SV) vehicles. Ultra's production options for CTAS-Cs include 449 for Warrior and 250 for FRES SV.

The CTAS cannon can fire a mixed sequence of armoured piercing, high explosive and air burst munitions and is capable of a fire rate of 180 rounds per minute which will significantly enhance the fighting capability of British Army forces.

Douglas Caster, Chief Executive commented:
"I am very pleased that Ultra has been confirmed as the supplier of this important element of the Warrior upgrade and FRES programmes. This award broadens the range of Ultra's innovative, advanced electronic solutions for modern armoured vehicles. Ultra is also bidding to to supply further elements of the new electronic systems for the Warrior upgrade programme."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com
Susan Ellis, Senior Communications Adviser 07836 522722

Hogarth 020 7357 9477
James White

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty four businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT

equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

File No.
82-34976 IC.99

RNS Number : 6327F
Ultra Electronics Holdings PLC
15 January 2010



Ultra Electronics Holdings plc
("Ultra" or "the Group")

IAN GRIFFITHS APPOINTED AS DIRECTOR OF RENOLD PLC

Ultra Electronics announces that Ian Griffiths, a Non-Executive Director, has joined the board of Renold plc as a Non-Executive Director and member of the Audit, Remuneration and Nomination Committees with effect from 13 January 2010.

Ian Griffiths has been a Non-Executive Director of Ultra since April 2003. From February 2006 until May 2007 he was Managing Director, Royal Mail Letters. Previously he was a Main Board Executive Director of GKN plc, where he was Group Managing Director GKN Automotive, having been a member of the GKN Driveline Senior Management Team since 1990.

There are no other disclosures required in relation to LR9.6.13R.

Enquiries:

Ultra Electronics Holdings plc
David Garbett-Edwards, Company Secretary
01242 225039
www.ultra-electronics.com
information@ultra-electronics.com

RNS Number : 4739G
Ultra Electronics Holdings PLC
02 February 2010

File No. 82-34976 1.C.100

2 February 2010

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins British Energy contract for nuclear sensors

Ultra's Command & Control Systems business has received an initial contract worth over £20m from British Energy (BE), part of EDF Energy, for the long-term supply and management of neutron flux detectors to a number of reactors in the British Energy fleet.

The high integrity sensors are a key element of the instrumentation and safety systems that monitor the safe operation of nuclear plant. The detectors are installed within the reactor core and measure neutron flux which is one of the primary protection parameters within a nuclear fission reactor.

The contract is for Ultra to validate the existing designs to modern standards, build, and support all four variants of high temperature, neutron flux detectors for British Energy. The contract is expected to be completed in 2014. Ultra will also provide long-term detector storage and on-site field service support.

Douglas Caster, Chief Executive commented:
"I am pleased that Ultra has been selected as a long-term supply partner to British Energy. The Group has built a broad capability in nuclear control systems, from specialised sensors through high integrity electronic control systems to displays. The national need for secure sources of energy supplies drives investment in extending the service lives of existing reactors as well as building new plant. Ultra is positioned to benefit from this investment."

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
Andy Hamment, Group Marketing Director	information@ultra-electronics.com
Susan Ellis, Senior Communications Adviser	07836 522722
Hogarth	020 7357 9477
James White	

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty four businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

RNS Number : 7827G
Ultra Electronics Holdings PLC
08 February 2010



For immediate release 8 February 2010

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA SIGNS NEW BANKING FACILITY

Ultra announces that it has signed a new £120 million bank facility with a maturity date of 30 September 2013. This replaces an existing facility of the same size that was due to mature in November 2010 and thus extends the maturity of that amount of facilities by nearly three years. The terms and conditions of the new facility are in line with prevailing market conditions. In addition, the company has a £80 million facility maturing in September 2011.

-Ends-

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Susan Ellis, Senior Communications Adviser	07836 522722
Hogarth James White	020 7357 9477

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty four businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

Regulatory Story

Go to market news section

File No. 82-34976 IC. 102

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	UK Cryptographic Programme
Released	07:00 22-Feb-2010
Number	4463H07

RNS Number : 4463H
Ultra Electronics Holdings PLC
22 February 2010

Embargoed until 0700 22 February 2010

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra selected as preferred bidder for the UK cryptographic replacement programme

Ultra announces that its Communication & Integrated Systems business, based in Greenford, UK, has been selected as the preferred bidder for the End Cryptographic Unit Replacement Programme (ECU RP) and as such has been awarded a risk reduction contract relating to the first phase of the UK MoD's cryptographic modernisationprogramme.

The initial contract is for risk reduction activities and includes a study relating to the integration and installation aspects of the programme and was awarded by the Networks Team within the UK MoD's Defence Equipment & Support (DE&S) organisation.

The ECU RP will replace various different types of legacy cryptographic equipment using modern, programmable technologies. Ultra, if awarded prime contractor status, would be responsible for the delivery of replacement End Cryptographic Units and will support the integration and installation activities on over 60 platform types at some 150 locations.

Ultra is highly experienced in the specialist requirements of high grade cryptography including all aspects of cryptographic and key management and has fulfilled the secure communication requirements of customers, in the UK and abroad, for over 50 years.

Douglas Caster, Chief Executive of Ultra, commented:

"I am very pleased that Ultra has been selected as preferred bidder for the ECU RP. It will be a significant contract and it demonstrates the confidence of DE&S in Ultra's continuing ability to supply and support critical elements of UK's most secure communication infrastructure. Successful execution of the ECU RP will also position Ultra for other key projects in the UK's cryptographic modernisation programme and the wider information assurance market".

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Paul Dean, Group Finance Director information@ultra-electronics.com

Susan Ellis, Senior Communications Adviser 07836 522722

Hogarth 020 7357 9477
James White

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty four businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

This information is provided by RNS
The company news service from the London Stock Exchange

END

CNTSEFFFFFSSEIE

I. Public Documents

B. Information filed with the London Stock Exchange

Ref	Announcement Date	Announcement Title
I.B.313	01/10/2009	Holdings in Company
I.B.314	02/10/2009	Director/PDMR Shareholding
I.B.315	06/10/2009	Director/PDMR Shareholding
I.B.316	28/10/2009	Holdings in Company
I.B.317	30/10/2009	Total Voting Rights
I.B.318	03/11/2009	Director/PDMR Shareholding
I.B.319	11/11/2009	Interim Management Statement
I.B.320	11/11/2009	Director/PDMR Shareholding
I.B.321	01/12/2009	Total Voting Rights
I.B.322	02/12/2009	Holdings in Company
I.B.323	02/12/2009	Director/PDMR Shareholding
I.B.324	04/12/2009	Director/PDMR Shareholding
I.B.325	04/12/2009	Director/PDMR Shareholding
I.B.326	07/12/2009	Holdings in Company
I.B.327	08/12/2009	Director/PDMR Shareholding
I.B.328	08/12/2009	Director/PDMR Shareholding
I.B.329	08/12/2009	Director/PDMR Shareholding
I.B.330	08/12/2009	Director/PDMR Shareholding
I.B.331	09/12/2009	Director/PDMR Shareholding
I.B.332	04/01/2010	Total Voting Rights
I.B.333	06/01/2010	Director/PDMR Shareholding
I.B.334	25/01/2010	Holdings in Company
I.B.335	01/02/2010	Total Voting Rights
I.B.336	02/02/2010	Director/PDMR Shareholding
I.B.337	08/02/2010	Holdings in Company
I.B.338	01/03/2010	Final Results
I.B.339	01/03/2010	Total Voting Rights
I.B.340	01/03/2010	Director/PDMR Shareholding
I.B.341	09/03/2010	Director/PDMR Shareholding
I.B.342	10/03/2010	Total Voting Rights
I.B.343	11/03/2010	Holdings in Company
I.B.344	12/03/2010	Holdings in Company
I.B.345	12/03/2010	Director/PDMR Shareholding
I.B.346	15/03/2010	Director/PDMR Shareholding
I.B.347	19/03/2010	Director/PDMR Shareholding
I.B.348	24/03/2010	Director/PDMR Shareholding
I.B.349	26/03/2010	Director/PDMR Shareholding
I.B.350	29/03/2010	Additional listing

File No. 82-34976 IB . 313

RNS Number : 0401A
Ultra Electronics Holdings PLC
01 October 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	ULTRA ELECTRONICS HOLDINGS PLC.
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ___________	
3. Full name of person(s) subject to the notification obligation:	Ignis Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24/09/2009
6. Date on which issuer notified:	01/10/2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	Nominee holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
0912332					2,099,467		3.07%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,099,467.00	3.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Pearl Group Limited

Impala Holdings Limited Pearl Group Holdings (No.1) Ltd Ignis Asset Management Ltd Ignis Investment Services Ltd (indirect)
Vidacos Nominees Ltd (1,857,623.00 2.72%) BNY (OCS) Nominees Ltd (180,631.00 0.26%) State Street Nominees (61,213.00 0.09%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Percentage calculation based on Issued Share Capital of 68,172,085
14. Contact name:	David Garbett-Edwards
15. Contact telephone number:	01242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

RNS Number : 1298A
Ultra Electronics Holdings PLC
02 October 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

... ...

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*9*
P Dean	*9*
P Evans	*9*
D Garbett-Edwards	*9*
A Hamment	*9*
R Sharma	*9*
R Henry	*9*
K Thomson	*9*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*

D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£13.35

14. Date and place of transaction

01/10/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,535*	*1.59%*
P Dean	*96*	*Less than 0.1%*
P Evans	*3,237*	*Less than 0.1%*
D Garbett-Edwards	*13,374*	*Less than 0.1%*
A Hamment	*116,495*	*0.17%*
R Henry	*2,903*	*Less than 0.1%*
R Sharma	*26,016*	*Less than 0.1%*
K Thomson	*15,119*	*Less than 0.1%*

16. Date issuer informed of transaction

01/10/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

02/10/2009

END

This information is provided by RNS


RECEIVED
2010 APR 12

RNS Number : 3348A
Ultra Electronics Holdings PLC
06 October 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **D Caster**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Yes - Mrs Elizabeth Caster, wife of Mr D Caster**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 and 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **5p Ordinary Shares**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **D Caster**	8.	State the nature of the transaction **Mr Caster transferred 350,376 shares to his wife, Mrs Elizabeth Caster.**
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction **25/03/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	No change		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 06/10/2009

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

File No. 82-34976 IB. 316



RNS Number : 5298B
Ultra Electronics Holdings PLC
28 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ultra Electronics Holdings plc

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Baillie Gifford & Co
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	27-Oct -09
6. Date on which issuer notified:	28-Oct -09
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Share	3477932	5.10	Below 5%		Below 5%		Below 5%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/A						

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant. Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group. Its wholly-owned subsidiary undertaking Ballie Gifford Overseas Limited [59193; 0.1% is also a discretionary investment manager. Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [443925; 0.75%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co. Its wholly-owned subsidiary undertaking Ballie Gifford Life Limited [396460; 0.6%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Garbett-Edwards
15. Contact telephone number:	01242 225039

File No.
82-34976 1B. 317



RNS Number : 6555B
Ultra Electronics Holdings PLC
30 October 2009

30 October 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,296,533 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,296,533.

The above figure (68,296,533) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

\- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Garbett-Edwards, Company Secretary
01242 225039
www.ultra-electronics.com
information@ultra-electronics.com

File No.
82-34976 IB. 318

RNS Number : 8448B
Ultra Electronics Holdings PLC
03 November 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

... ...

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*10*
P Dean	*9*
P Evans	*9*
D Garbett-Edwards	*10*
A Hamment	*10*
R Sharma	*10*
R Henry	*10*
K Thomson	*10*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*

D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£13.23

14. Date and place of transaction

02/11/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,545*	*1.59%*
P Dean	*105*	*Less than 0.1%*
P Evans	*3,246*	*Less than 0.1%*
D Garbett-Edwards	*13,384*	*Less than 0.1%*
A Hamment	*116,505*	*0.17%*
R Henry	*2,913*	*Less than 0.1%*
R Sharma	*26,026*	*Less than 0.1%*
K Thomson	*15,129*	*Less than 0.1%*

16. Date issuer informed of transaction

02/11/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

03/11/2009

END

This information is provided by RNS

RNS Number : 3048C
Ultra Electronics Holdings PLC
11 November 2009

Embargoed until 0700 11 November 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Management Statement

In accordance with the requirements of the UK Listing Authority's Disclosure and Transparency Rules, Ultra today issues its interim management statement for the period 1 July 2009 to 10 November 2009.

Markets
Conditions in Ultra's markets remain broadly as noted on 3 August 2009 in the interim announcement of the Group's 2009 results. In Ultra's main military markets, the US and UK defence budgets remain sufficiently large to give significant headroom for further growth of the Group. In the UK there is some recent evidence of delays in the award of contracts, as defence priorities are re-examined.

Strategy
While it is unlikely that Ultra will be completely insulated from downward pressure on budgets, the Board believes that the Group's strategies make it inherently resilient. This resilience is driven by:

- within defence, a focus on providing smart electronic solutions that provide increased capability for new and existing platforms. Electronics is a 'sweet spot' of demand, representing an increasing proportion of equipment budgets
- a broadening of Ultra's range of specialist capability areas ('niches') and an expansion of the number of long-term, international platforms and programmes on which they are specified. No single niche or programme is key to the Group's performance
- winning new business with innovative and differentiated solutions and then executing contracts effectively
- continued investment in new products, business development and value-adding acquisitions
- a focus on moving into adjacent growth markets, both civil and military and the expansion of the Group's geographic footprint.

Trading
Revenue has continued to grow and trading in the period has been in line with the Board's expectations. Ultra's order book continues to provide its customary level of visibility, with firm order coverage for the next 12 months' trading above 60%. Contracts won in the period include:

- an award from Raytheon for high capacity radios used in Patriot air defence missile systems for an export customer
- international contracts for active and passive sonobuoys
- a multi-year support contract for the sonars fitted to the Royal Navy's Type 45 destroyers
- a follow-on contract from Network Rail to provide specialist trackside electrical power equipment.

Financial position
Ultra's balance sheet remains strong and there has been no significant change in the financial position of the Group since that reported as at 3 August 2009. Reflecting its normal focus on careful cash management, the Group has significant headroom over the covenants associated with its current banking facilities. Good progress is being made towards a refinancing in early 2010.

There has been no significant event or transaction since 1 July 2009 that could have a material impact on the financial position of the Group.

With regard to acquisitions, the Group completed the acquisition of Scytale in the period for an initial consideration of $5.3m. Scytale is a US-based specialist in the secure management of cryptographic keys. Ultra continues to target companies with a proven track record, that have differentiated positions in growing, niche markets and that can be acquired at appropriate prices.

Management changes
Julian Blogh has informed the Board of his intention to retire at Ultra's AGM in April 2011, by which time he will have been the Group's Chairman for six years, having previously been Chief Executive for eleven years. Douglas Caster intends to relinquish the role of Chief Executive at the same time and the Board's intention is that he should succeed Julian Blogh as Chairman.

With effect from 1 January 2010, Rakesh Sharma, currently Managing Director of the Group's Information & Power Systems division, will become Ultra's Chief Operating Officer ('COO') with responsibility for all of Ultra's operations. It is planned that Rakesh will join the Board at the AGM in April 2010 with the intention of succeeding

Douglas as Chief Executive in April 2011.

Recognising the contribution that Rakesh, as COO, will make to the management of the Group, Douglas Caster will reduce his time commitment to the Group to an average of three days per week from the AGM in April 2010. He will at the same time add the role of Deputy Chairman to that of Chief Executive.

Outlook

Based on the Group's strong order book, resilient business model and broad range of niche capabilities, the Board continues to expect that the Group will make good progress in 2009 and beyond.

Ultra will make the preliminary announcement of its results for the year ending 31 December 2009 on 1 March 2010.

- Ends -

Enquiries:

Ultra Electronics Holdings plc Douglas Caster, Chief Executive Paul Dean, Group Finance Director	020 8813 4307 www.ultra-electronics.com information@ultra-electronics.com
Susan Ellis, Senior Communications Adviser	07836 522722
Hogarth James White	020 7357 9477

Cautionary Statement:

This interim management statement has been prepared solely to provide additional information to shareholders as a body to meet the relevant requirements of the UK Listing Authority's Disclosure and Transparency Rules. The interim management statement should not be relied upon by any other party for any other purpose.
The interim management statement contains certain forward-looking statements. These statements are made by the directors of Ultra in good faith, based on the information available to them up to the time of the publication of the interim management statement but such forward-looking statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.
This interim management statement has been prepared for the Group as a whole and therefore gives greater emphasis to those matters which are significant to Ultra and its subsidiary undertakings as a whole

Ultra undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.

Further Information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty five businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

RNS Number : 3305C
Ultra Electronics Holdings PLC
11 November 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **J Blogh**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Yes - Mrs Maureen Blogh, wife of Dr J Blogh**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 and 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **5p Ordinary Shares**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **J Blogh**	8.	State the nature of the transaction **Dr Blogh transferred 305,948 shares to his wife, Mrs Maureen Blogh.**
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction **10/11/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	No change		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards - Company Secretary
Tel: +44 (0)1242 225039

Date 11/11/2009

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

File No. 82-34976 IB. 321

RNS Number : 3804D
Ultra Electronics Holdings PLC
01 December 2009

1 December 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,346,295 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,346,295.

The above figure (68,346,295) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Garbett-Edwards, Company Secretary
01242 225039
www.ultra-electronics.com
information@ultra-electronics.com

RNS Number : 4528D
Ultra Electronics Holdings PLC
02 December 2009

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Ultra Electronics Plc**
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc (L&G)
5. Date of the transaction and date on which the threshold is crossed or reached:	30 November 2009
6. Date on which issuer notified:	1 December 2009
7. Threshold(s) that is/are crossed or reached:	Below 5% (Group) Below 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.05	3,429,493 (As on 12/08/09)		Below 5%				

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the	% of voting rights

			instrument is exercised/ converted.	

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
Below 5%	

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (Below 5%)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (Below 5%)

Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5%)

Legal & General Group Plc (Direct) (L&G) (2,886,551 - 4.22 % = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (2,269,643 - 3.32 % = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (2,269,643 - 3.32 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 68,296,533
14. Contact name:	David Garbett-Edwards
15. Contact telephone number:	01242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

File No. 82-34976 IB. 323

RNS Number : 4541D
Ultra Electronics Holdings PLC
02 December 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

... ...

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*10*
P Dean	*10*
P Evans	*11*
D Garbett-Edwards	*10*
A Hamment	*10*
R Sharma	*10*
R Henry	*10*
K Thomson	*10*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*

D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£12.4

14. Date and place of transaction

01/12 2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,555*	*1.59%*
P Dean	*115*	*Less than 0.1%*
P Evans	*3,257*	*Less than 0.1%*
D Garbett-Edwards	*13,394*	*Less than 0.1%*
A Hamment	*116,515*	*0.17%*
R Henry	*2,923*	*Less than 0.1%*
R Sharma	*26,036*	*Less than 0.1%*
K Thomson	*15,139*	*Less than 0.1%*

16. Date issuer informed of transaction

02/12/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

02/12/2009

END

This information is provided by RNS

File No.
82-34976 18. 324



RNS Number : 6344D
Ultra Electronics Holdings PLC
04 December 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Douglas Caster**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Elizabeth A Caster**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 and 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **5p Ordinary Shares**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Douglas Caster Discretionary Settlement 1997 (75,000)** **Elizabeth A Caster (300,000)** **Elizabeth Anne Caster Discretionary Settlement 1997 (75,000)**	8.	State the nature of the transaction **450,000 shares sold for family and tax planning reasons.**
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11.	Number of shares, debentures or financial instruments relating to shares disposed **450,000**	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **0.65%**
13.	Price per share or value of transaction **£13.00 per share.**	14.	Date and place of transaction **03/12/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when	16.	Date issuer informed of transaction **3/12/09**

	calculating percentage) **635,555 / 0.93%**			

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 04/12/2009

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

File No. 82-34976 18. 325

RNS Number : 6353D
Ultra Electronics Holdings PLC
04 December 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Douglas Caster**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Elizabeth A Caster**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 and 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **5p Ordinary Shares**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Douglas Caster**	8.	State the nature of the transaction **Mr Douglas Caster transferred 635,555 shares to Mrs Elizabeth A Caster**
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction **03/12/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **No change: 635,555 / 0.93%**	16.	Date issuer informed of transaction **4/12/09**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 04/12/2009

This information is provided by RNS
The company news service from the London Stock Exchange

File No. 82-34976 IB. 326

RNS Number : 6654D
Ultra Electronics Holdings PLC
07 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Ultra Electronics Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	1st December 2009
6. Date on which issuer notified:	4th December 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0009123323	N/A	N/A	N/A	N/A	4,147,017	N/A	6.07%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD				781,109	1.14%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
4,928,126	7.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

BlackRock Investment Management (UK) Limited - 4,928,126 (7.21%) On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc. following this acquisition triggered this disclosure requirement	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	David Garbett-Edwards
15. Contact telephone number:	01242 225039

RNS Number : 7650D
Ultra Electronics Holdings PLC
08 December 2009

The following amendment has been made to the 'Director/PDMR Shareholding' announcement released on 4th December 2009 under RNS number 6353D.

The number of shares Mr Douglas Caster transferred to his wife, has been amended to 583,146, from 635,555 as previously stated.

All other details remain unchanged. The full amended text is shown below.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Douglas Caster**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Elizabeth A Caster**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 and 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Douglas Caster**	8.	State the nature of the transaction **Mr Douglas Caster transferred 583,146 shares to Mrs Elizabeth A Caster**
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction **03/12/2009 London**

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **No change 635,555 / 0.93%**	16.	Date issuer informed of transaction **4/12/2009**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 04/12/2009

File No. 82-34976 IB. 328

RNS Number : 7912D
Ultra Electronics Holdings PLC
08 December 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Douglas Caster**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Mrs Elizabeth Caster (wife of Douglas Caster)**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Mrs Elizabeth Caster (wife of Douglas Caster) - 633,522 shares**	8.	State the nature of the transaction **On 7 December 2009, Mrs Elizabeth Caster entered into certain sale and purchase agreements with Dr Julian Blogh and Mrs Maureen Blogh as the trustees of the J.B. Joint Life Interest Settlement (the "JB Trust") in respect of 633,522 ordinary shares in the issuer. The agreement provides for the sale to the JB Trust of (i) 333,522 of such shares on 6 December 2015, and (ii) 300,000 of such shares on 5 December 2015, or, in each case, at any earlier time specified by either seller or buyer (by the giving of at least 5 business days' notice), and with any such date being subject to adjustment in circumstances where the issuer is in a prohibited period.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **N/A**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	633,522		**0.93%**
13.	Price per share or value of transaction **The price payable on each of the above sales is the lower of:** a. **the mid market price at close of trading on the London Stock Exchange on the day of completion of the relevant purchase; and** b. **the average mid market price at close of trading on the London Stock Exchange over the five days following such completion;** **or if the Shares are not listed on the London Stock Exchange at such completion, the open market value of each share as agreed between the parties or, in default of such agreement, as determined by an expert. In addition, the price as between the buyer and the seller under each transaction that is the subject of this notification shall be adjusted after completion of the relevant transaction in the event that the average price (before costs of sale) per share obtained by the purchaser in respect of any shares sold by it to an independent third party within 20 business days of completion of that transaction:** **is more than the purchase price described above, in which case the buyer shall pay to the seller 95% of such difference in respect of the shares sold to the independent third party, and** **is less than the purchase price described above, in which case the seller shall pay to the buyer 95% of such difference in respect of the shares sold to the independent third party..**	14.	Date and place of transaction **07/12/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **Douglas Caster - 2,033 shares held by the Ultra Electronics Holdings plc Employee Benefit Trust, acquired under the Ultra Electronics All Employee Share Ownership Plan** Holdings subject to the sale and purchase agreements referred to in 8. above **Mrs Elizabeth Caster (wife of Douglas Caster) - 633,522 shares** Shares contracted to be acquired but not yet acquired:- **Douglas Caster and Mrs Elizabeth Caster - as beneficiaries of the D.C.Joint Life Interest Settlement (the "DC Trust") under sale and purchase agreements dated 7/12/09 - 1,190,869 shares**	16.	Date issuer informed of transaction **7/12/09**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 08/12/2009

File No.
82-34976 IB. 329

RNS Number : 7913D
Ultra Electronics Holdings PLC
08 December 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Dr Julian Blogh**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Dr Julian Blogh and Mrs Maureen Blogh (wife of Dr Julian Blogh) as beneficiaries of the J.B. Joint Life Interest Settlement**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 & 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Dr Julian Blogh and Mrs Maureen Blogh, Trustees of the J.B. Joint Life Interest Settlement**	8.	State the nature of the transaction **On 7 December 2009, Dr Julian Blogh and Mrs Maureen Blogh as the trustees of the J.B. Joint Life Interest Settlement (the "JB Trust") entered into certain sale and purchase agreements with Mrs Elizabeth Caster in respect of 633,522 ordinary shares in the issuer. The agreement provides for the sale to the JB Trust of (i) 333,522 of such shares on 6 December 2015, and (ii) 300,000 of such shares on 5 December 2015, or, in each case, at any earlier time specified by either seller or buyer (by the giving of at least 5 business days' notice), and with any such date being subject to adjustment in circumstances where the issuer is in a prohibited period.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **633,522**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.93%**

11.	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13.	Price per share or value of transaction **The price payable on each of the above sales is the lower of:** a. **the mid market price at close of trading on the London Stock Exchange on the day of completion of the relevant purchase; and** b. **the average mid market price at close of trading on the London Stock Exchange over the five days following such completion;** **or if the Shares are not listed on the London Stock Exchange at such completion, the open market value of each share as agreed between the parties or, in default of such agreement, as determined by an expert. In addition, the price as between the buyer and the seller under each transaction that is the subject of this notification shall be adjusted after completion of the relevant transaction in the event that the average price (before costs of sale) per share obtained by the purchaser in respect of any shares sold by it to an independent third party within 20 business days of completion of that transaction:** **(i) is more than the purchase price described above, in which case the buyer shall pay to the seller 95% of such difference in respect of the shares sold to the independent third party, and (ii) is less than the purchase price described above, in which case the seller shall pay to the buyer 95% of such difference in respect of the shares sold to the independent third party.**	14.	Date and place of transaction **07/12/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Holdings subject to the sale and purchase agreements dated 7/12/09 **Mrs Maureen Blogh (wife of Dr Julian Blogh) - 305,948 shares** **Montco Nominees Limited (holding as nominee for Royal Bank of Canada Trust Corporation Limited as trustee for the Ultra Electronics Limited Unapproved Pension Scheme (a funded retirement benefit scheme for the benefit of Dr Julian Blogh)) - 884,921 shares** Shares contracted to be acquired but not yet acquired:- **Dr Julian Blogh and Mrs Maureen Blogh- as beneficiaries of the J.B.Joint Life Interest Settlement (the "JB Trust") under sale and purchase agreements dated 7/12/09 -**	16.	Date issuer informed of transaction **7/12/09**

	633,522 shares		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 08/12/2009

This information is provided by RNS
The company news service from the London Stock Exchange



RNS Number : 7922D
Ultra Electronics Holdings PLC
08 December 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Douglas Caster**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Mr Douglas Caster and Mrs Elizabeth Caster (wife of Douglas Caster) as beneficiaries of the D.C. Joint life Interest Settlement**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest **In respect of 3 & 4 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Douglas Caster and Mrs Elizabeth Caster, Trustees of the D.C. Joint Life Interest Settlement**	8.	State the nature of the transaction **On 7 December 2009, Mr Douglas Caster and Mrs Elizabeth Caster as trustees of the D.C. Joint Life Interest Settlement (the "DC Trust") entered into a sale and purchase agreement with Mrs Maureen Blogh in respect of 305,948 ordinary shares in the issuer. The agreement provides for the sale of the shares to the DC Trust on 6 December 2015 or at any earlier time specified by either seller or buyer (by the giving of at least 5 business days' notice), and with any such date being subject to adjustment in circumstances where the issuer is in a prohibited period.** **On 7 December 2009, Mr Douglas Caster and Mrs Elizabeth Caster as trustees of the D.C. Joint Life Interest Settlement (the "DC Trust") entered into certain sale and purchase agreements with Royal Bank of Canada Trust Corporation Limited in respect of 884,921 ordinary shares in the issuer. The agreement provides for the sale to the DC Trust of (i) 300,000 of such shares on 6 December 2015, (ii) 300,000 of such shares on 5 December 2015, and (iii) 284,921 of such shares on 4 December 2015,**

			or, in each case, at any earlier time specified by either seller or buyer (by the giving of at least 5 business days' notice), and with any such date being subject to adjustment in circumstances where the issuer is in a prohibited period.
9.	Number of shares, debentures or financial instruments relating to shares acquired **1,190,869**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **1.74%**
11.	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13.	Price per share or value of transaction **The price payable on each of the above sales is the lower of:** a. **the mid market price at close of trading on the London Stock Exchange on the day of completion of the relevant purchase; and** b. **the average mid market price at close of trading on the London Stock Exchange over the five days following such completion;** **or if the Shares are not listed on the London Stock Exchange at such completion, the open market value of each share as agreed between the parties or, in default of such agreement, as determined by an expert. In addition, the price as between the buyer and the seller under each transaction that is the subject of this notification shall be adjusted after completion of the relevant transaction in the event that the average price (before costs of sale) per share obtained by the purchaser in respect of any shares sold by it to an independent third party within 20 business days of completion of that transaction:** **(i)is more than the purchase price described above, in which case the buyer shall pay to the seller 95% of such difference in respect of the shares sold to the independent third party, and** **(ii)** **is less than the purchase price described above, in which case the seller shall pay to the buyer 95% of such difference in respect of the shares sold to the independent third party..**	14.	Date and place of transaction **07/12/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **Douglas Caster - 2,033 shares held by the Ultra Electronics Holdings plc Employee Benefit Trust, acquired under the Ultra Electronics All Employee Share Ownership Plan** Holdings subject to the sale and purchase	16.	Date issuer informed of transaction **7/12/09**

	agreements dated 7/12/09 **Mrs Elizabeth Caster (wife of Douglas Caster) - 633,522 shares** Shares contracted to be acquired but not yet acquired:- **Douglas Caster and Mrs Elizabeth Caster- as beneficiaries of the D.C.Joint Life Interest Settlement (the "DC Trust") under sale and purchase agreements dated 7/12/09 - 1,190,869 shares**		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: +44 (0)1242 225039

Date 08/12/2009

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 8403D
Ultra Electronics Holdings PLC
09 December 2009



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Mr Alan Barker**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest **In respect of 3 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Mr Alan Barker**	8.	State the nature of the transaction **Mr Alan Barker exercised an option over 199 shares under the Canadian Savings Related Stock Option Plan. The consideration for the exercise of shares under this option was $10.235 per share.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **199**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction **08/12/2009 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction **08/12/2009**

	1,199 less than 0.01%		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Garbett-Edwards Tel: 01242 225039

Date of notification __09/12/2009____________________________________

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

File No. 82-34976 IB. 332

RNS Number : 9560E
Ultra Electronics Holdings PLC
04 January 2010

4 January 2010

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,387,487 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,387,487.

The above figure (68,387,487) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Garbett-Edwards, Company Secretary
01242 225039
www.ultra-electronics.com
information@ultra-electronics.com

RNS Number : 1046F
Ultra Electronics Holdings PLC
06 January 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
G Stacey
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

... ...

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*9*
P Dean	*9*
P Evans	*8*
D Garbett-Edwards	*9*
A Hamment	*9*
R Henry	*9*
R Sharma	*9*
G Stacey	*9*
K Thomson	*9*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*

P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
G Stacey	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£13.99

14. Date and place of transaction

05 01 2010, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*635,564*	*0.93%*
P Dean	*124*	*Less than 0.1%*
P Evans	*3,265*	*Less than 0.1%*
D Garbett-Edwards	*13,403*	*Less than 0.1%*
A Hamment	*116,524*	*0.17%*
R Henry	*2,932*	*Less than 0.1%*
R Sharma	*26,045*	*Less than 0.1%*
G Stacey	*91*	*Less than 0.1%*
K Thomson	*15,148*	*Less than 0.1%*

16. Date issuer informed of transaction

05 01 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

David Garbett-Edwards - 44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

06 01 2010

END

File No. 82-34976 1B . 334

RNS Number : 0496G
Ultra Electronics Holdings PLC
25 January 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**Ultra Electronics Holdings plc**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	AEGON UK Group of Companies
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	**20th January 2010**
6. Date on which issuer notified:	**22nd January 2010**
7. Threshold(s) that is/are crossed or reached: [vi, vii]	**3%**

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0009123323	2,052,169	2,,052,169	Below 3%	Below 3%	Below 3%		

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights

Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
AEGON UK Group of companies - parent undertaking of: AEGON Asset Management UK plc AEGON Investment Management UK ltd. AEGON ICVC	
Proxy Voting:	
10. Name of the proxy holder:	AEGON UK Group of Companies
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	AEGON UK Group of Companies consists of: AEGON Asset Management UK plc AEGON Investment Management UK ltd AEGON ICVC
14. Contact name:	**David Garbett-Edwards**
15. Contact telephone number:	**01242 225039**

RNS Number : 4404G
Ultra Electronics Holdings PLC
01 February 2010



1 February 2010

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,391,460 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,391,460.

The above figure (68,391,460) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Garbett-Edwards, Company Secretary
01242 225039
www.ultra-electronics.com
information@ultra-electronics.com

RNS Number : 5200G
Ultra Electronics Holdings PLC
02 February 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
G Stacey
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*9*
P Dean	*10*
P Evans	*10*
D Garbett-Edwards	*9*
A Hamment	*9*
R Henry	*9*
R Sharma	*9*
G Stacey	*10*
K Thomson	*9*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*

A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
G Stacey	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£12.74

14. Date and place of transaction

01/02/2010, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*635,573*	*0.93%*
P Dean	*134*	*Less than 0.1%*
P Evans	*3,275*	*Less than 0.1%*
D Garbett-Edwards	*13,412*	*Less than 0.1%*
A Hamment	*116,533*	*0.17%*
R Henry	*2,941*	*Less than 0.1%*
R Sharma	*26,054*	*Less than 0.1%*
G Stacey	*101*	*Less than 0.1%*
K Thomson	*15,157*	*Less than 0.1%*

16. Date issuer informed of transaction

01/02/2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

02/02/2010

END

RNS Number : 8155G
Ultra Electronics Holdings PLC
08 February 2010



TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ultra Electronics Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ___________	
3. Full name of person(s) subject to the notification obligation:	Ignis Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04/02/2010
6. Date on which issuer notified:	05/02/2010
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	Nominee holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
0912332					2,831,217		4.14%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,831,217.00	4.14%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable [xv]**:**	
Pearl Group Limited Impala Holdings Limited Pearl Group Holdings (No.1) Ltd Ignis Asset Management Ltd Ignis Investment Services Ltd (indirect)	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Percentage calculation based on Issued Share Capital of 68,391,460
14. Contact name:	David Garbett-Edwards - Company Secretary 8 February 2010
15. Contact telephone number:	01242 225039

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Regulatory Story

Go to market news section

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Final Results
Released	07:00 01-Mar-2010
Number	7930H07

File No. 82-34976 IB . 338

RNS Number : 7930H
Ultra Electronics Holdings PLC
01 March 2010

1 March 2010

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Results for the Year Ended 31 December 2009

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2009	Year ended 31 December 2008	Change
Revenue	**£651.0m**	£515.3m	**+26%**
Headline operating profit[1]	**£97.3m**	£77.1m	**+26%**
Headline profit before tax[2]	**£89.5m**	£72.2m	**+24%**
IFRS profit/(loss)before tax	***£107.9m***	*(£2.9m)*	***n/a***
Headline earnings per share[2]	**96.4p**	80.1p	**+20%**
Dividend per share - final	**21.6p**	18.0p	**+20%**
- total	**31.2p**	26.0p	**+20%**

[1] before amortisation of intangibles arising on acquisition and profit on disposal of property, plant and equipment net of property-related provisions. IFRS profit from operations £76.0m (2008: £64.1m). See Note 2 for reconciliation.
[2] before amortisation of intangibles arising on acquisition, fair value movements on derivatives, profit on disposal of property, plant and equipment net of property-related provisions and loss on closing out foreign currency hedging contracts. Basic EPS 115.1p (2008: 2.6p). See Note 2 for reconciliation.

- Strong performance reflecting the success of Ultra's strategies
  - good contribution from acquisitions
  - operating profit growth at constant currencies of 18%
  - resilience from the Group's range of specialist capabilities
- Continuing investment to drive future growth
- Headline operating margin maintained at 15%
- High quality of earnings with operating cash conversion* of 115% (five-year average 102%)
- Robust balance sheet maintained and funding position secured
- Opening firm order cover* for 2010 above 60%

Douglas Caster, Chief Executive, commented:
"The strong results for the year underline the success of Ultra's strategies to deliver sustainable, long-term growth. This is achieved through continued investment in a portfolio of differentiated products and services which are positioned on a large number of international platforms and programmes in the defence, security, transport and energy markets. Ultra has, through this broad range of positions, created a flywheel effect that drives its performance year after year, despite market fluctuations. In 2009, the Group maintained significant investment in new products as well as in business development and acquisitions which has expanded Ultra's range of specialist capabilities and extended the areas of the world in which the Group operates.

Ultra has positioned itself in high growth sectors within its markets, has a broad portfolio of offerings on long-term programmes with a wide customer base and continues to expand its geographic reach. Ultra has created a resilient business model that will drive future order intake and support its performance in 2010 and beyond."

OVERVIEW

The Group's performance in the year demonstrated the benefit of having a broad portfolio of niche activities. Ultra's strong revenue growth combined with a 15% headline operating margin drove the increase in headline operating profit in the year. Operating cash conversion* was 115% in 2009, bringing the five-year average to 102% and extending Ultra's track record of strong cash generation.

FINANCIAL RESULTS

	Year ended 31 December 2009 £m	Year ended 31 December 2008 £m	Growth
Order book			
- Aircraft & Vehicle Systems	**203.1**	214.9	-5.5%
- Information & Power Systems	**218.2**	173.3	+25.9%
- Tactical & Sonar Systems	**340.5**	395.3	-13.9%
Total order book	**761.8**	783.5	-2.8%
Revenue			
- Aircraft & Vehicle Systems	**157.6**	130.1	+21.1%
- Information & Power Systems	**215.9**	161.5	+33.7%
- Tactical & Sonar Systems	**277.5**	223.7	+24.1%
Total revenue	**651.0**	515.3	+26.3%
Organic revenue growth			+15.5%
Headline operating profit			
- Aircraft & Vehicle Systems	**20.9**	19.7	+6.1%
- Information & Power Systems	**25.3**	22.2	+14.0%
- Tactical & Sonar Systems	**51.1**	35.2	+45.2%
Total headline operating profit	**97.3**	77.1	+26.2%
Organic headline operating profit growth			+17.3%
Headline operating margin			
- Aircraft & Vehicle Systems	**13.3%**	15.1%	
- Information & Power Systems	**11.7%**	13.7%	
- Tactical & Sonar Systems	**18.4%**	15.7%	
Total headline operating margin	**15.0%**	15.0%	
Finance charges*	**(7.8)**	(4.9)	+59.2%
Headline profit before tax	**89.5**	72.2	+24.0%
Operating cash flow*	**111.6**	79.0	
Cash conversion*	**115%**	102%	
Net debt* at year-end	**28.7**	63.9	
Bank interest cover	**19.7x**	19.0x	
Headline earnings per share	**96.4p**	80.1p	+20.3%

Note

operating cash flow* *is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.*
cash conversion* *is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition and profit on disposal of property, plant and equipment net of property-related provisions.*
net debt* *comprises bank overdrafts and loans less cash and cash equivalents.*
finance charges* *exclude gain on fair value movements on derivatives and loss on closing out foreign currency hedging contracts.*
organic revenue growth* *is the annual rate of increase in revenue that was achieved, assuming that acquisitions made during the prior year were only included for the same proportion of the current year.*
opening firm order cover(%)* *represents the firm orders due for delivery in the next twelve months trading compared to analysts' consensus revenue forecast for the same period*

Revenue was 26% higher at £651.0m (2008: £515.3m). At constant currencies growth was 17% of which acquisitions contributed 11%.

Headline operating profit increased 26% to £97.3m (2008: £77.1m). Growth at constant currencies was 18% of which 9% came from acquisitions. The headline operating margin was maintained at 15%.

In 2009 Ultra increased its charge for the development of new business and products by £2.0m to £35.1m (2008: £33.1m). Net financing charges, excluding fair value movement on derivatives and the loss on closing out surplus currency hedges, were £2.9m higher at £7.8m (2008: £4.9m) due to higher borrowings through the year as a result of acquisition spending and the £2.1m increase in pension finance charge to £2.9m (2008: £0.8m).

Headline profit before tax was £89.5m (2008: £72.2m), an increase of 24% and the Group's effective tax rate in the year was 26.5% (2008: 24.6%). This increase was primarily caused by the increase in the proportion of the Group's profits that are generated in North America where the marginal rate of taxation is higher for Ultra. This is likely to result in further increases in future years. As a consequence of the higher tax rate in 2009, the increase in headline earnings per share was 20% at 96.4p (2008: 80.1p).

Operating cash conversion* was 115%. This is after capital expenditure and the capitalisation of certain development costs. The Group's customary focus on cash management has resulted in operating working capital growing more slowly than revenue during the year. There was also an increase in the level of payments in advance from customers on long-term contracts. In cash terms, Ultra made an investment in 2009 of £34.5m (2008: £32.5m) on the development of new products and business, of which £0.3m was capitalised (2008: £0.6m) as an intangible asset.

Reported profit before tax was £107.9m (2008: loss of £2.9m). Ultra's IFRS profit before tax reflected the combined effects of the elements detailed below:

All £m	**2009**	2008
Headline profit before tax	**89.5**	72.2
Amortisation of intangibles arising on acquisition	**(26.3)**	(13.0)
Loss on closing out foreign currency hedging contracts	**(15.9)**	nil
Profit/(loss) on fair value movements on derivatives	**55.6**	(62.1)
Profit on disposal of property, plant and equipment, net of property-related provisions	**5.0**	nil
Reported profit/(loss) before tax	**107.9**	(2.9)

The Group's balance sheet remains strong, with net interest payable on borrowings covered around 20 times by headline operating profit. Net debt* at the end of the year reduced to £28.7m compared to £63.9m at the end of 2008. This decrease of £35.2m was after a net cash expenditure on acquisitions in the year of £30.8m (2008: £78.8m) including the payment of deferred consideration in respect of acquisitions made in prior years. The strengthening of sterling against US and Canadian dollars at the year end reduced net debt by £5.8m.

During the year the Group negotiated with its banking syndicate the renewal of the major (£120m) part of its revolving £200m credit facility. This was completed in early 2010 and provides Ultra with a secure funding position. The amount drawn down against this facility was £70.8m (2008: £107.8m) at the year-end, of which £61.4m was denominated in US or Canadian dollars.

Ultra operates defined benefit pension schemes in the UK and Canada, all of which are closed to new entrants. The combined deficit on these schemes, net of deferred tax, increased to £55.8m in the year, £13.5m higher than at the end of 2008. The Board believes that the pension funding position remains sound.

The proposed final dividend is 21.6p, bringing the total dividend for the year to 31.2p (2008: 26.0p). This represents an annual increase of 20%, with the dividend being covered 3.1 times (2008: 3.1 times) by headline earnings per share. If approved, the dividend will be paid on 4 May 2010 to shareholders on the register on 9 April 2010.

The order book at the end of 2009 was £761.8m compared to £783.5m (£761.1m at constant currencies) at the end of 2008. As previously notified, there has been evidence of delays in the award of contracts in the UK as defence priorities are re-examined and this impacted the closing order book value. Ultra has firm positions on programmes that will drive strong order intake in 2010. Within the order book total, opening firm order cover* for trading in 2010 has been maintained at its customary level of above 60%.

INVESTING FOR GROWTH

Ultra continued to invest to support its strategy to deliver long-term growth. Investments in the year were in new products and services, in new business development as well as in acquisitions.

In 2009 the Group continued to invest in the Boeing 787, Airbus A400M and Gulfstream G650 aircraft programmes which, having all achieved first flights, will contribute to growth in the medium and long term. The Group also invested in developing the next generation of battlespace communications equipment. Ultra's internal investment in the year to drive future growth totalled £35.1m, up from the 2008 total of £33.1m. Ultra reviews all such investments to ensure that there is a robust business case leading to an acceptable return for the Group in the medium term.

As planned, the rate of acquisition spending slowed from that experienced in 2008. The eight acquisitions made in 2008 have been successfully integrated into the Group. During 2009 Ultra made four acquisitions; Tisys SA in France and Avalon Systems Pty Ltd. in Australia together with Xerion Systems and Scytale Inc., both in the USA. They have enhanced the Group's portfolio of offerings and extended the Group's geographic reach. The initial cash consideration paid in the year for these acquisitions was £16.4m, financed using Ultra's existing facilities.

BOARD CHANGES

In the year Paul Dean joined the Group board as Group Finance Director and Sir Robert Walmsley replaced Andrew Walker as a non-executive director. Chris Bailey became Ultra's senior independent non-executive director. The intended succession plan has been announced in which Douglas Caster becomes Chairman in 2011 and Rakesh Sharma succeeds him as Chief executive.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 21% to £157.6m compared to £130.1m in 2008 and headline operating profit increased by 6% to £20.9m (2008: £19.7m). There was a full-year contribution from Dascam, acquired in December 2008. The division's order book reduced during the year by 6% to £203.1m (2008: £214.9m) as multi-year aircraft equipment contracts for Eurofighter and A400M were traded.

The 21% growth of revenue in the year was driven by the Dascam contribution and by solid demand across the division's businesses for equipment and systems fitted to aircraft, both military and civil, and to armoured vehicles. There was a reduced level of activity in the division associated with creating high integrity software for aircraft systems, primarily associated with the Boeing 787 and F-35 Joint Strike Fighter aircraft programmes, and appropriate restructuring action was taken. Headline operating profit growth was lower at 6% reflecting the costs of restructuring noted above and the dilutive effect of lower margin funded development activity in the sales mix. The headline operating margin was also suppressed by the increased charge against profit relating to investment in new aircraft systems.

Highlights of activities in the year that will underpin continuing growth included:

- first flights of the Boeing 787, Airbus A400M and Gulfstream G650 aircraft, on each of which Ultra has equipment that will move to the production phase
- a contract, with production options, for final development of the control electronics of the cannon specified for the British Army's upgraded Warrior and new FRES SV armoured vehicles
- progress through flight test of the F-35 Joint Strike Fighter for which Ultra will supply engine and lift fan ice protection systems and its HiPPAG pneumatic compressors for weapons release and missile cooling

Information & Power Systems

Revenue in Information & Power Systems grew by 34% to £215.9m compared to £161.5m in the previous year. Headline operating profit increased by 14% to £25.3m (2008: £22.2m). These results included full-year contributions from ProLogic, NSPI and Radmon, acquired in 2008, and a part-year contribution from Tisys. The second half performance from ProLogic operating under the Proxy Board that was put in place during the first half of 2009 reflected a sustainable and increasing level of customer demand. The order book at the end of the year had increased by 26% to £218.2m (2008: £173.3m).

Revenue and profit growth reflected strong demand for Ultra's specialist surveillance systems, both for air defence and for operating base protection, and for specialist power equipment for mass transit systems. Demand for airport IT systems recovered in the second half though profit was impacted by high bid costs in the period for substantial overseas opportunities.

Features of the division's performance in the year that will support continuing growth included:

- selection of the airborne version of Ultra's real-time command and control system for two upgrade programmes for the US Navy's P-3 aircraft
- the award of multi-year contracts to supply specialist, civil, nuclear-qualified sensors for use in China and the UK
- selection to undertake IT integration at Hangzhou and Kunming airports in China

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 24% to £277.5m (2008: £223.7m) and headline operating profit rose 45% to £51.1m (2008: £35.2m). These results included full-year contributions from AudioSoft and MISL, acquired in 2008, and part-year contributions from Xerion and Avalon. The closing order book was £340.5m (2008: £395.3m), a reduction of 14% in the year reflecting delays in contract placement in the UK and US.

Strong battlespace IT demand, especially from US and international customers for tactical radio systems, drove the revenue and profit performance in the year. The full-year contribution from MISL, acquired in 2008, was strengthened by the increase in volume of production deliveries of its unique communication equipment. Deliveries of Ultra's advanced anti-submarine warfare systems and equipment to domestic and international customers also made a good contribution to growth.

Growth in future years will be underpinned as a result of the following developments in 2009:

- continuing strong US and international demand for the Group's enhanced line-of-sight tactical radios
- the award of a contract, with potentially significant production options, for risk reduction activities relating to new UK cryptographic equipment
- the application of Ultra's specialist underwater acoustic capability in advanced sensor and countermeasure systems in the US and UK

MARKET CONDITIONS

Defence and security

The level of international tension is not reducing and this results in continuing expenditure worldwide on defence and security. In Ultra's main markets, defence priorities are under review, as reflected in the recent Quadrennial Defense Review ('QDR') in the US and the forthcoming UK Strategic Defence Review. These highlight the significant competing pressures for funds that have caused recent contract delays. Nevertheless in the US the President's budget requests for the near to medium term are for the core defence budget to grow at about 3% per annum with substantial additional funds for continuing operations in Afghanistan and Iraq. The QDR reprioritises funds to improving information superiority, command and control, unmanned sensors and systems, communications and cyber-warfare, with the F-35 Joint Strike Fighter aircraft programme and a continuing submarine-based nuclear deterrent also indicated as high priorities. These are all areas where Ultra has strong market positions. In the UK it is likely that defence budgets will be squeezed. As a consequence fewer new platforms will be built so the military capability of existing platforms will have to be upgraded. This typically drives demand for advanced electronic solutions. Additionally, all modern armed forces rely on many forms of sophisticated electronic systems to achieve smart capability for precision targeting, information superiority as well as interoperability between coalition forces. As

a result, an increasing proportion of defence and security budgets is being spent on electronics.

The Group's broad portfolio of specialist capabilities that contribute to smart electronic solutions positions it well to secure further work in the medium term to satisfy future operational requirements. The Group's independence allows it to work with all the major prime contractors on new platforms as well as upgrade programmes. Overall, budgets addressable by Ultra will remain sufficiently large to give the Group considerable headroom for further growth.

Elsewhere, in areas where Ultra has recently achieved market presence, such as Turkey, Australia and the Middle East, defence spending continues to rise in real terms.

Transport
In the transport sector, the fundamental driver of long-term growth is the increase in business and leisure travel, especially in those areas of the world with rapidly rising populations that have disposable income. This drives demand for civil aircraft, infrastructure investment in airports and in mass passenger transit systems - all areas where Ultra has a strong capability. In the short term there may be cuts in production rates at both Boeing and Airbus despite their long order books though the profit impact on Ultra of these reductions will not be material. Sales of equipment for the Boeing 787, when it enters airline service, will be additive to the Group's performance.

The long-term worldwide increase in air travel drives investment in infrastructure including airport IT systems. The Group continues to win new business around the world, reflecting the global nature of this market sector. Ground transport systems also require continuing investment in regions of high population density, a trend from which Ultra benefits.

Energy
Around the world the strategic need to have secure access to an increasing amount of energy from independent sources is driving a higher level of investment in civil nuclear power generation. This investment is in extending the life of existing plant as well as building new reactors. Ultra has niche capabilities in the supply of high integrity control systems and the associated specialist sensors and is therefore well placed to benefit as the market opportunity develops.

RISKS AND UNCERTAINTIES

The directors do not consider that the principal risks and uncertainties have changed since the publication of the Group's annual report for 2008. An explanation of the risks detailed below, and the robust business strategies that Ultra uses to manage and mitigate those risks and uncertainties, can be found on pages 19 to 21 of the 2008 annual report which is available for download at www.ultra-electronics.com.

About three-quarters of Ultra's revenue is from the defence sector and there will be continuing pressure on defence budgets. Current projections are, however, that baseline budgets, excluding supplemental funds for continuing operations, will continue to grow in the US, Ultra's main market. The overall size of defence budgets relative to the Group's revenue ensures that sufficient headroom exists to support Ultra's continuing growth.

There is a risk of programme delays or cancellations but this has historically always been a feature of the Group's markets. However, no single programme represents more than 5% of Ultra's revenue in any year. The cancellation or curtailment of any single programme is therefore unlikely to have a significant impact on the Group.

Movements in foreign currency exchange rates result in both transaction and translation effects on the Group's results. Ultra's projected net transaction exposure is mitigated by the use of forward hedging contracts. By their nature, currency translation risks cannot be mitigated.

CONFIRMATION OF GOING CONCERN

The directors have considered the guidance issued by the Financial Reporting Council in October 2009 and hereby confirm that the Group continues to adopt the 'going concern' basis in preparing its accounts.

The Board has made appropriate enquiries to support this view. Salient points taken into consideration were:
- the Group's track record of delivering high quality profits growth
- that Ultra's banking facilities have been renewed
- Ultra's positions in high growth sectors of its markets
- the long-term nature of Ultra's markets and contracts
- that the Group started 2010 with over 60% firm order cover for analysts' consensus revenue forecast for the year

PROSPECTS

The Group continues to benefit from its long track record of making successful investments, both internally and in acquisitions. These have continually re-positioned the Group in high growth market sectors and broadened Ultra's range of specialist capability areas. This has resulted in an expanded portfolio of differentiated offerings that are positioned on an increasing list of international platforms and programmes. This spread of activity drives revenue and profits growth while mitigating risk and providing resilience to the Group's overall financial performance. Ultra is positioned at all levels in the supply chain and has a broad customer base that includes governments and most of the world's major defence and aerospace prime contractors. The Group continues to extend its range of systems, equipment, product and services to meet customers' emerging requirements. In addition, Ultra has continued to increase the list of countries in which it does business.

Following successful negotiations with its banks, Ultra has the facilities in place to allow more businesses to be acquired to broaden the Group's portfolio still further. Ultra continues to pursue high quality businesses that can be acquired at reasonable prices and to which ownership by the Group would add value.

Ultra's overall order book at the year-end was valued at £762m. Within this, firm order cover for the next twelve months' trading has been maintained at its traditional level of over 60%, thereby giving good visibility of future earnings.

Ultra has positioned itself in high growth sectors within its markets, has a broad portfolio of offerings on long-term programmes with a wide customer base and continues to expand its geographic reach. This has created a resilient business model that supports Ultra's future performance. These factors give the Board confidence in the continuing progress of the Group.

- End -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Paul Dean, Group Finance Director information@ultra-electronics.com

Susan Ellis, Senior Communications Adviser 07836 522722

Hogarth 020 7357 9477
James White

NATURE OF ANNOUNCEMENT

This preliminary announcement of Ultra's audited results for the year ended 31 December 2009 does not serve as the dissemination announcement as required by Rule 6.3 of the Disclosure and Transparency Rules ('DTR'). A separate dissemination announcement will be made when the annual financial reports are made public in accordance with DTR requirements.

This preliminary announcement has been prepared solely to provide additional information to enable shareholders to assess Ultra's strategies and the potential for those strategies to be fulfilled. It should not be relied upon by any other party or for any other purpose. This preliminary announcement contains certain forward-looking statements. Such statements are made by the directors in good faith based on the information available to them at the time of their approval of this report, and they should be treated with caution due to the inherent uncertainties underlying such forward-looking information. This preliminary announcement has been prepared for the Group as a whole and therefore gives greatest emphasis to those matters which are significant to Ultra when viewed as a complete entity.

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty four businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues to be driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

Ultra Electronics Holdings plc
Preliminary Results for the Year Ended 31 December 2009
Consolidated Income Statement

	Note	2009 £'000	2008 £'000
Continuing operations			
Revenue	1	**651,036**	515,271
Cost of sales		**(462,524)**	(373,100)
Gross profit		**188,512**	142,171
Other operating income		**5,112**	3,444
Distribution costs		**(1,038)**	(1,050)
Administrative expenses		**(109,527)**	(77,345)
Other operating expenses		**(7,023)**	(3,146)
Profit from operations		**76,036**	64,074
Headline operating profit	2	**97,330**	77,091
Amortisation of intangibles arising on acquisition		**(26,303)**	(13,017)
Profit on disposal of property, plant and equipment net of property-related provisions		**5,009**	-
Profit from operations		**76,036**	64,074
Investment revenue	3	**56,212**	1,229
Finance costs	4	**(24,350)**	(68,191)
Profit/(loss) before tax	1	**107,898**	(2,888)
Headline profit before tax	2	**89,486**	72,198
Amortisation of intangibles arising on acquisition		**(26,303)**	(13,017)
Profit/(loss) on fair value movements on derivatives		**55,630**	(62,069)
Profit on disposal of property, plant and equipment net of property-related provisions		**5,009**	-
Loss on closing out foreign currency hedging contracts		**(15,924)**	-
Profit/(loss) before tax		**107,898**	(2,888)
Tax	5	**(29,418)**	4,645
Profit for the year from continuing operations attributable to equity holders of the parent		**78,480**	1,757
Earnings per ordinary share (pence)			
From continuing operations			
- basic	7	**115.1**	2.6
- diluted	7	**114.8**	2.6

Ultra Electronics Holdings plc
Preliminary Results for the Year Ended 31 December 2009
Consolidated Statement of Comprehensive Income

	2009 £'000	2008 £'000
Profit for the year	**78,480**	1,757
Exchange differences on translation of foreign operations	**(18,810)**	46,711
Gain/(loss) on net investment hedges	**7,128**	(17,814)
Actuarial losses on defined benefit pension schemes	**(16,706)**	(17,625)
Loss on cash flow hedges	**(116)**	(4,612)
Transfer from profit and loss on cash flow hedges	**1,759**	195
Tax relating to components of other comprehensive income	**2,728**	6,749
Other comprehensive income for the year	**(24,017)**	13,604
Total comprehensive income for the year	**54,463**	15,361

Ultra Electronics Holdings plc
Preliminary Results for the Year Ended 31 December 2009
Consolidated Balance Sheet

	Note	2009 £'000	2008 £'000
Non-current assets			
Intangible assets		**301,848**	325,683
Property, plant and equipment		**36,644**	34,916
Interest in associate		**1,107**	2,120
Deferred tax assets		**18,159**	28,650
Derivative financial instruments		**4,908**	1,257
		362,666	392,626
Current assets			
Inventories	8	**50,612**	52,826
Trade and other receivables	9	**122,442**	117,406
Cash and cash equivalents		**41,809**	43,385
Derivative financial instruments		**994**	6,998
Assets held for sale		**-**	828
		215,857	221,443
Total assets		**578,523**	614,069
Current liabilities			
Trade and other payables	10	**(169,553)**	(171,159)
Tax liabilities		**(9,020)**	(5,055)
Derivative financial instruments		**(9,164)**	(38,934)
Obligations under finance leases		**(5)**	(105)
Bank loans		**(70,489)**	-
Short-term provisions	11	**(15,591)**	(17,224)
		(273,822)	(232,477)
Non-current liabilities			
Retirement benefit obligations	12	**(77,497)**	(58,761)
Other payables	10	**(18,023)**	(21,864)
Deferred tax liabilities		**(14,721)**	(13,654)
Derivative financial instruments		**(4,071)**	(33,927)
Obligations under finance leases		**-**	(5)
Bank loans		**-**	(107,214)
Long-term provisions	11	**(6,923)**	(2,098)
		(121,235)	(237,523)
Total liabilities		**(395,057)**	(470,000)
Net assets		**183,466**	144,069
Equity			
Share capital		**3,420**	3,407
Share premium account		**38,313**	36,427
Own shares		**(1,450)**	(1,974)
Hedging and translation reserve		**9,452**	22,615
Retained earnings		**133,731**	83,594
Total equity		**183,466**	144,069

Ultra Electronics Holdings plc
Preliminary Results for the Year Ended 31 December 2009
Consolidated Cash Flow Statement

	Note	2009 £'000	2008 £'000
Net cash flow from operating activities	13	**102,056**	69,102
Investing activities			
Interest received		**582**	1,229
Purchase of property, plant and equipment		**(10,042)**	(14,198)
Proceeds from disposal of property, plant and equipment		**3,062**	1,231
Expenditure on product development and other intangibles		**(2,352)**	(1,941)
Acquisition of subsidiary undertakings		**(31,601)**	(83,845)
Net cash acquired with subsidiary undertakings		**843**	5,007
Net cash used in investing activities		**(39,508)**	(92,517)
Financing activities			
Issue of share capital		**1,899**	1,379
Purchase of Long-Term Incentive Plan shares		**-**	(674)

Dividends paid	**(18,749)**	(15,225)
Loan syndication costs	**-**	(527)
(Decrease)/increase in borrowings	**(29,051)**	48,568
Repayment of obligations under finance leases	**(104)**	(81)
New finance leases	**-**	114
Loss on closing out foreign currency hedging contracts	**(15,924)**	-
Net cash (used in)/from financing activities	**(61,929)**	33,554
Net increase in cash and cash equivalents	**619**	10,139
Cash and cash equivalents at beginning of year	**43,385**	27,419
Effect of foreign exchange rate changes	**(2,195)**	5,827
Cash and cash equivalents at end of year	**41,809**	43,385

Ultra Electronics Holdings plc

Preliminary Results for the Year Ended 31 December 2009
Consolidated Statement of Changes in Equity

	Equity attributable to equity holders of the parent				
	Share capital £'000	**Share premium account £'000**	**Reserve for own shares £'000**	**Hedging and translation reserve £'000**	**Retained earnings £'000**
Balance at 1 January 2009	**3,407**	**36,427**	**(1,974)**	**22,615**	**83,594**
Profit for the year	-	-	-	-	78,480
Other comprehensive income for the year	-	-	-	(13,163)	(10,854)
Total comprehensive income for the year	-	-	-	**(13,163)**	**67,626**
Disposal of own shares	-	-	524	-	(524)
Equity settled employee share schemes	13	1,886	-	-	1,490
Dividend to shareholders	-	-	-	-	(18,749)
Deferred tax on share-based payment transactions	-	-	-	-	294
Balance at 31 December 2009	**3,420**	**38,313**	**(1,450)**	**9,452**	**133,731**
Balance at 1 January 2008	**3,394**	**35,061**	**(1,972)**	**(6,282)**	**111,693**
Profit for the year	-	-	-	-	1,757
Other comprehensive income for the year	-	-	-	28,897	(15,293)
Total comprehensive income for the year	-	-	-	**28,897**	**(13,536)**
Own shares acquired	-	-	(674)	-	-
Disposal of own shares	-	-	672	-	(672)
Equity settled employee share schemes	13	1,366	-	-	1,451
Dividend to shareholders	-	-	-	-	(15,225)
Deferred tax on share-based payment transactions	-	-	-	-	(117)
Balance at 31 December 2008	**3,407**	**36,427**	**(1,974)**	**22,615**	**83,594**

Ultra Electronics Holdings plc

Preliminary Results for the Year Ended 31 December 2009

Notes

1. Segmental analysis

(a) Revenue by segment

	2009			2008		
	External revenue £'000	**Inter segment £'000**	**Total £'000**	External revenue £'000	Inter segment £'000	Total £'000
Aircraft & Vehicle Systems	**157,654**	**2,566**	**160,220**	130,098	3,836	133,934
Information & Power Systems	**215,881**	**7,267**	**223,148**	161,512	9,484	170,996
Tactical & Sonar Systems	**277,501**	**13,982**	**291,483**	223,661	6,891	230,552
Eliminations	-	**(23,815)**	**(23,815)**	-	(20,211)	(20,211)
Consolidated revenue	**651,036**	**-**	**651,036**	515,271	-	515,271

(b) Profit by segment

	2009			
	Aircraft & Vehicle Systems £'000	**Information & Power Systems £'000**	**Tactical & Sonar Systems £'000**	**Total £'000**
Headline operating profit	**20,940**	**25,325**	**51,065**	**97,330**
Amortisation of intangibles arising on acquisition	**(4,715)**	**(10,828)**	**(10,760)**	**(26,303)**
Profit on disposal of property, plant and equipment net of property-related provisions	**(1,380)**	**7,489**	**(1,100)**	**5,009**
Profit from operations	**14,845**	**21,986**	**39,205**	**76,036**
Investment revenue				**56,212**
Finance costs				**(24,350)**
Profit before tax				**107,898**

Tax	**(29,418)**
Profit after tax	**78,480**

(b) Profit by segment (continued)

	2008			
	Aircraft & Vehicle Systems £'000	Information & Power Systems £'000	Tactical & Sonar Systems £'000	Total £'000
Headline operating profit	19,727	22,188	35,176	77,091
Amortisation of intangibles arising on acquisition	(2,957)	(3,012)	(7,048)	(13,017)
Profit on disposal of property, plant and equipment net of property-related provisions	-	-	-	-
Profit from operations	16,770	19,176	28,128	64,074
Investment revenue				1,229
Finance costs				(68,191)
Loss before tax				(2,888)
Tax				4,645
Profit after tax				1,757

(c) Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		**Depreciation and amortisation**	
	2009 £'000	2008 £'000	**2009 £'000**	2008 £'000
Aircraft & Vehicle Systems	**1,839**	1,128	**6,339**	4,540
Information & Power Systems	**5,008**	9,925	**15,133**	6,548
Tactical & Sonar Systems	**5,547**	5,086	**14,824**	11,426
Total	**12,394**	16,139	**36,296**	22,514

The 2009 depreciation and amortisation expense includes £28,574,000 of amortisation charges (2008: £15,488,000) and £7,722,000 of property, plant and equipment depreciation charges (2008: £7,026,000).

(d) Total assets by segment

	2009 £'000	2008 £'000
Aircraft & Vehicle Systems	**104,141**	105,089
Information & Power Systems	**202,592**	200,149
Tactical & Sonar Systems	**205,920**	228,541
	512,653	533,779
Unallocated	**65,870**	80,290
Consolidated total assets	**578,523**	614,069

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

(e) Total liabilities by segment

	2009 £'000	2008 £'000
Aircraft & Vehicle Systems	**52,421**	49,946
Information & Power Systems	**67,601**	76,148
Tactical & Sonar Systems	**90,073**	86,361
	210,095	212,455
Unallocated	**184,962**	257,545
Consolidated total liabilities	**395,057**	470,000

Unallocated liabilities represent derivatives at fair value, tax payables, deferred tax liabilities, retirement benefit obligations and bank loans.

(f) Revenue by destination

	2009 £'000	2008 £'000
United Kingdom	**173,042**	184,845
Continental Europe	**59,453**	51,892
Canada	**13,415**	15,999
USA	**336,236**	225,530
Rest of World	**68,890**	37,005
	651,036	515,271

(g) Other information (by geographic location)

	Total assets	**Additions to property, plant & equipment and intangible assets (excluding acquisitions)**

	2009 £'000	2008 £'000	2009 £'000	2008 £'000
United Kingdom	**204,089**	205,048	**6,442**	10,560
USA	**220,413**	265,192	**3,519**	3,422
Canada	**59,447**	42,533	**2,330**	2,141
Rest of World	**28,704**	21,006	**103**	16
	512,653	533,779	**12,394**	16,139

2. Additional performance measures

To present the headline profitability of the Group on a consistent basis year-on-year, additional performance indicators have been used. These are calculated as follows:

	2009 £'000	2008 £'000
Profit from operations	**76,036**	64,074
Amortisation of intangibles arising on acquisition	**26,303**	13,017
Profit on disposal of property, plant and equipment net of property-related provisions	**(5,009)**	-
Headline operating profit	**97,330**	77,091
Profit/(loss) before tax	**107,898**	(2,888)
Amortisation of intangibles arising on acquisition	**26,303**	13,017
(Profit)/loss on fair value movements on derivatives	**(55,630)**	62,069
Profit on disposal of property, plant and equipment net of property-related provisions	**(5,009)**	-
Loss on closing out foreign currency hedging contracts	**15,924**	-
Headline profit before tax	**89,486**	72,198
Cash generated by operations	**120,944**	94,579
Purchase of property, plant and equipment	**(10,042)**	(14,198)
Proceeds on disposal of property, plant and equipment	**3,062**	1,231
Expenditure on product development and other intangibles	**(2,352)**	(1,941)
Purchase of Long-Term Incentive Plan shares	**-**	(674)
Operating cash flow	**111,612**	78,997

Headline operating profit has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. To maintain a consistent presentation of financial performance over the longer term, this charge has been excluded from headline operating profit. In addition headline operating profit is stated before the profit on disposal of property, plant and equipment net of property-related provisions, which includes the net profit recognised on the disposal of the Armitage Road, Rugeley property and is after deducting a dilapidations provision relating to a number of properties that are approaching their lease expiry dates. Headline profit before tax and headline earnings per share (see note 7) are also presented before these adjustments.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Following the significant exchange rate movements that occurred in the latter part of 2008, the Group reviewed its level of hedging cover for the next two years and reduced it to match the expected net inflow of US dollars. In doing so, during 2009, the Group incurred one-off costs of £15.9m associated with closing out the hedging contracts. These costs do not affect the underlying operating performance of the Group. Ultra is therefore stating headline profit before tax and headline earnings per share (see note 7) before changes in the valuation of its foreign currency derivative instruments and the costs associated with the reduction in the level of hedging cover so that the headline operating performance of the Group can be seen more clearly.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow, rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure on property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3. Investment revenue

	2009 £'000	2008 £'000
Bank interest	**582**	1,229
Fair value movement on derivatives	**55,630**	-
	56,212	1,229

4. Finance costs

	2009 £'000	2008 £'000
Amortisation of finance costs of debt	**384**	114
Interest payable on bank loans and overdrafts	**3,389**	4,972
Interest payable on finance leases	**1**	4
Transfers to equity on cash flow hedges	**1,759**	195
Total borrowing costs	**5,533**	5,285
Fair value movement on derivatives	**-**	62,069
Retirement benefit scheme finance cost	**2,893**	837
Loss on closing out foreign currency hedging contracts	**15,924**	-
	24,350	68,191

5. Tax

	2009 £'000	2008 £'000
Current tax		
United Kingdom	**2,840**	10,100
Overseas	**14,089**	7,169
	16,929	17,269
Deferred tax		
United Kingdom	**10,621**	(12,570)

Overseas	**1,868**	(9,344)
	12,489	(21,914)
Total	**29,418**	(4,645)

6. Dividends

	2009 £'000	2008 £'000
Final dividend for the year ended 31 December 2008 of 18.0p (2007:14.5p) per share	**12,226**	9,806
Interim dividend for the year ended 31 December 2009 of 9.6p (2008: 8.0p) per share	**6,523**	5,419
	18,749	15,225
Proposed final dividend for the year ended 31 December 2009 of 21.6p (2008:18.0p) per share	**14,723**	12,209

The 2009 proposed final dividend of 21.6p per share is proposed to be paid on 4 May 2010 to shareholders on the register at 9 April 2010. It was approved by the Board after 31 December 2009 and has not been included as a liability as at 31 December 2009.

7. Earnings per share

	2009 pence	2008 Pence
Basic headline	**96.4**	80.1
Diluted headline	**96.2**	79.7
Basic	**115.1**	2.6
Diluted	**114.8**	2.6

The calculation of the basic, headline and diluted earnings per share is based on the following data:

	2009 £'000	2008 £'000
Earnings		
Earnings for the purposes of earnings per share being profit for the year from continuing operations	**78,480**	1,757
Headline earnings		
Profit for the year from continuing operations	**78,480**	1,757
(Profit)/loss on fair value movements on derivatives (net of tax)	**(39,415)**	43,927
Amortisation of intangibles arising on acquisition (net of tax)	**18,854**	8,781
Profit on disposal of property, plant and equipment net of property-related provisions (net of tax)	**(3,625)**	-
Loss on closing out foreign currency hedging contracts (net of tax)	**11,465**	-
Earnings for the purposes of headline earnings per share	**65,759**	54,465

See note 2 for an explanation of the adjustments to earnings

	2009 Number of shares	2008 Number of shares
The weighted average number of shares is given below:		
Number of shares used for basic earnings per share	**68,200,931**	68,007,223
Number of shares deemed to be issued at nil consideration following exercise of share options	**166,156**	311,743
Number of shares used for fully diluted earnings per share	**68,367,087**	68,318,966

	2009 £'000	2008 £'000
Headline profit before tax	**89,486**	72,198
Tax rate applied for the purposes of headline earnings per share	**26.5%**	24.6%

8. Inventories

	2009 £'000	2008 £'000
Raw materials and consumables	**31,022**	32,989
Work in progress	**15,765**	15,778
Finished goods and goods for resale	**3,825**	4,059
	50,612	52,826

9. Trade and other receivables

	2009 £'000	2008 £'000
Trade receivables	**75,710**	79,897
Provisions against receivables	**(1,112)**	(1,908)
Net trade receivables	**74,598**	77,989
Amounts due from contract customers	**26,594**	27,641
Other receivables	**13,993**	6,503
Prepayments and accrued income	**7,257**	5,273
	122,442	117,406

10. Trade and other payables

Amounts included in current liabilities	**2009** **£'000**	2008 £'000
Trade payables	**54,877**	61,350
Amounts due to contract customers	**39,105**	32,562
Other payables	**24,655**	38,674
Accruals and deferred income	**50,916**	38,573
	169,553	171,159

Amounts included in non-current liabilities:	**2009** **£'000**	2008 £'000
Amounts due to contract customers	**2,467**	4,545
Other payables	**11,946**	15,970
Accruals and deferred income	**3,610**	1,349
	18,023	21,864

11. Provisions

	Warranties £'000	Contract related provisions £'000	Total £'000
At 1 January 2009	9,655	9,667	19,322
Created	1,732	7,640	9,372
Utilised	(3,349)	(2,659)	(6,008)
Exchange differences	(158)	(14)	(172)
At 31 December 2009	**7,880**	**14,634**	**22,514**
Included in current liabilities	6,822	8,769	15,591
Included in non-current liabilities	1,058	5,865	6,923
	7,880	**14,634**	**22,514**

12. Retirement benefit schemes

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit retirement schemes is as follows:

	2009 £'000	2008 £'000
Fair value of scheme assets	**127,183**	100,890
Present value of scheme liabilities	**(204,680)**	(159,651)
Scheme deficit	**(77,497)**	(58,761)
Related deferred tax asset	**21,738**	16,512
Net pension liability	**(55,759)**	(42,249)

13. Cash flow information

	2009 £'000	2008 £'000
Profit from operations	**76,036**	64,074
Adjustments for:		
Depreciation of property, plant and equipment	**7,722**	7,026
Amortisation of intangible assets	**28,574**	15,488
Cost of equity settled employee share schemes	**1,490**	1,295
Decrease in post employment benefit obligation	**(863)**	(91)
Profit on disposal of property, plant and equipment, net of property related provisions	**(4,977)**	(682)
Loss on revaluation of assets transferred to held for sale	**35**	270
Disposal of asset held for sale	**726**	-
Increase in provisions	**337**	2,526
Operating cash flow before movements in working capital	**109,080**	89,906
Decrease/(increase) in inventories	**31**	(226)
Increase in receivables	**(2,481)**	(13,964)
Increase in payables	**14,314**	18,863
Cash generated by operations	**120,944**	94,579
Income taxes paid	**(13,529)**	(20,502)
Interest paid	**(5,359)**	(4,975)
Net cash from operating activities	**102,056**	69,102

Reconciliation of net movement in cash and cash equivalents to movements in net debt

	2009 £'000	2008 £'000
Net increase in cash and cash equivalents	**619**	10,139
Cash outflow/(inflow) from decrease/(increase) in debt and finance leasing	**29,155**	(48,624)
Change in net debt arising from cash flows	**29,774**	(38,485)
Loan syndication costs	-	527
Amortisation of finance costs of debt	**(310)**	(114)
Translation differences	**5,790**	(11,624)
Movement in net debt in the year	**35,254**	(49,696)
Net debt at start of year	**(63,939)**	(14,243)
Net debt at end of year	**(28,685)**	(63,939)

Net debt comprised the following:

	2009 £'000	2008 £'000
Cash and cash equivalents	**41,809**	43,385
Bank loans	**(70,489)**	(107,214)
Obligations under finance leases included in current liabilities	**(5)**	(105)
Obligations under finance leases included in non-current liabilities	-	(5)
	(28,685)	(63,939)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

14. Post balance sheet events

On 5 February 2010 the Group renewed its £120m banking facility which is provided by a small syndicate led by the Royal Bank of Scotland. This renewed facility provides revolving credit over a three and a half year period and is denominated in Sterling, Australian dollars, Canadian dollars, Euros or US dollars and is used for balance sheet and operational needs. The facility is provided in equal proportions by the Royal Bank of Scotland, Bank of America, Barclays, Lloyds TSB and Santander. This facility is in addition to the groups existing £80m Revolving Credit Facility and a £10m overdraft facility for funding short-term working capital requirements.

15. Acquisitions

Tisys SA
On 20 May 2009, the Group acquired the entire share capital of Tisys SA, a Company based in Annecy, France for a cash consideration including costs of £5.2m. The aggregate net assets acquired and their provisional fair values based on the Directors' initial assessment of net realisable value together with details of the purchase consideration were as follows:

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	32	1,866	1,898
Property, plant and equipment	21	-	21
Net cash	843	-	843
Inventories	77	-	77
Receivables	1,670	-	1,670
Payables	(1,488)	(723)	(2,211)
Net assets acquired	1,155	1,143	2,298
Goodwill arising on acquisition			2,861
Purchase consideration, including acquisition costs			**5,159**

The profit contribution from Tisys was approximately £0.2m in the period from date of acquisition to 31 December 2009, before a charge of £0.5m relating to the amortisation of intangibles arising on acquisition. The goodwill arising on the acquisition is attributable to the value of synergies arising from the acquisition, the acquiree's assembled workforce and anticipated future profits from access to new markets.

Avalon Systems Pty Ltd
On 7 July 2009, the Group acquired the entire share capital of Avalon Systems Pty Ltd, a Company based in Adelaide, Australia for a cash consideration including costs of £8.3m. The aggregate net assets acquired and their provisional fair values based on the Director's initial assessment of net realisable value together with details of the purchase consideration were as follows:

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	-	4,261	4,261
Property, plant and equipment	790	-	790
Receivables	1,800	-	1,800
Payables	(829)	(1,278)	(2,107)
Net assets acquired	1,761	2,983	4,744
Goodwill arising on acquisition			3,543
Purchase consideration, including acquisition costs			**8,287**

The profit contribution from Avalon was approximately £0.9m in the period from date of acquisition to 31 December 2009, before a charge of £0.8m relating to the amortisation of intangibles arising on acquisition. The goodwill arising on the acquisition is attributable to the value of synergies arising from the acquisition, the acquiree's assembled workforce and anticipated future profits arising from access to new markets.

Scytale Inc
On 16 October 2009, the Group acquired the entire share capital of Scytale Inc, a company based in Baltimore, Maryland, USA for an initial cash consideration including costs of £3.3m. The aggregate net assets acquired and their provisional fair values based on the Director's initial assessment of net realisable value together with details of the purchase consideration were as follows:

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	-	2,015	2,015
Property, plant and equipment	133	-	133
Inventories	85	-	85
Receivables	535	-	535
Payables	(305)	(814)	(1,119)
Net assets acquired	448	1,201	1,649
Goodwill arising on acquisition			3,239
Purchase consideration, including acquisition costs			**4,888**
Total consideration			**4,888**
Less deferred consideration			**(1,606)**
Cash consideration			**3,282**

The profit contribution from Scytale was approximately £0.1m in the period from date of acquisition to 31 December 2009. The goodwill arising on the acquisition is attributable to the value of synergies arising from the acquisition, the acquiree's assembled workforce and anticipated future profits arising from access to new markets.

Xerion Systems Inc.
On 7 August 2009, the Group acquired the trade and assets of Xerion Systems Inc for a cash consideration of £0.5m including costs. Goodwill arising on the acquisition amounted to £0.7m. The profit contribution from Xerion in the period was not significant.

16. Five year review

	2005 £m	2006 £m	2007 £m	2008 £m	**2009 £m**
Revenue					
Aircraft & Vehicle Systems	84.4	93.9	100.0	130.1	**157.6**
Information & Power Systems	117.3	120.5	126.6	161.5	**215.9**
Tactical & Sonar Systems	140.7	162.6	186.3	223.7	**277.5**
Total revenue	342.4	377.0	412.9	515.3	**651.0**
Headline operating profit[1]					
Aircraft & Vehicle Systems	15.9	13.2	16.1	19.7	**20.9**
Information & Power Systems	18.1	19.3	19.6	22.2	**25.3**
Tactical & Sonar Systems	17.1	25.0	27.2	35.2	**51.1**
Total headline operating profit [1]	51.1	57.5	62.9	77.1	**97.3**
Margin[1]	14.9%	15.3%	15.2%	15.0%	**15.0%**
Profit/(loss) before tax	40.7	55.0	56.6	(2.9)	**107.9**
Profit after tax	29.4	39.6	41.2	1.8	**78.5**
Operating cash flow[2]	53.8	56.5	52.2	79.0	**111.6**
Free cash before dividends, acquisitions and financing[3]	38.1	40.9	36.3	54.7	**93.3**
Net debt at year-end[4]	34.3	7.2	14.2	63.9	**28.7**
Headline earnings per share (p) [5]	50.7	58.4	65.4	80.1	**96.4**
Dividends per share (p)	15.9	18.5	21.2	26.0	**31.2**
Average employee numbers	2,880	2,989	3,054	3,582	**3,961**

Notes:

1. Before amortisation of intangibles arising on acquisition and profit on disposal of property, plant and equipment net of property-related provisions.
2. Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
3. Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of Long-Term Incentive Plan shares, which are included in financing activities.
4. Bank overdrafts and loans less cash and cash equivalents.
5. Before amortisation of intangibles arising on acquisition, fair value movement on derivatives, profit on disposal of property, plant and equipment net of property-related provisions and loss on closing out foreign currency hedging contracts.

17. The financial information set out above is based on the Company's financial statements for the years ended 31 December 2009 and 31 December 2008 which are prepared in accordance with IFRS as adopted by the EU. Statutory accounts for 2008 have been delivered to the Registrar of Companies and those for 2009 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not draw attention to any matters by way of emphasis without qualifying their report. The report on the 31 December 2009 financial statements did not contain statements under S498 (2) or (3) Companies Act 2006 and the report on the 31 December 2008 financial statements did not contain statements under S237 (2) or (3) Companies Act 1985.

The preliminary announcement has been prepared on the basis of the accounting policies as stated in the financial statements for the year ended 31 December 2008. The company expects to publish full financial statements that comply with IFRS on 31 March 2010 (see note 18 below).

18. Copies of the annual report will be sent to shareholders who have elected to receive a copy of the annual report in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA. The report will also be available on the Company's website: www.ultra-electronics.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	09:31 01-Mar-2010
Number	8306H09

RNS Number : 8306H
Ultra Electronics Holdings PLC
01 March 2010

1 March 2010

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,393,287 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,393,287.

The above figure (68,393,287) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Garbett-Edwards, Company Secretary
01242 225039
www.ultra-electronics.com
information@ultra-electronics.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

File No. 82-34976 1B. 3-340

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:45 01-Mar-2010
Number	8851H16

RNS Number : 8851H
Ultra Electronics Holdings PLC
01 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
G Stacey
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

... ...

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*10*
P Dean	*9*
P Evans	*10*
D Garbett-Edwards	*10*
A Hamment	*10*
R Henry	*10*
R Sharma	*10*

G Stacey	*9*
K Thomson	*10*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
G Stacey	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£13.53

14. Date and place of transaction

01/03/2010, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*635,583*	*0.93%*
P Dean	*143*	*Less than 0.1%*
P Evans	*3,285*	*Less than 0.1%*
D Garbett-Edwards	*13,422*	*Less than 0.1%*
A Hamment	*116,543*	*0.17%*
R Henry	*2,951*	*Less than 0.1%*
R Sharma	*26,064*	*Less than 0.1%*
G Stacey	*110*	*Less than 0.1%*
K Thomson	*15,167*	*Less than 0.1%*

16. Date issuer informed of transaction

01/03/2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

01/03/2010

END

This information is provided by RNS
The company news service from the London Stock Exchange

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REGULATORY

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	15:39 09-Mar-2010
Number	3205I15



RNS Number : 3205I
Ultra Electronics Holdings PLC
09 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). **(i)**
3.	Name of person discharging managerial responsibilities/director **Mr R Henry**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Also relates to Mrs L Henry, wife of Mr R Henry**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest **In respect of 3 above**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **Ordinary Shares of 5p each**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **Mr R Henry**	8.	State the nature of the transaction **Mr R Henry exercised options over 1,847 shares under the Company Share Option Plan and 7,317 shares under the Executive Share Option Scheme. The option subscription price was:** **1,768 £ 5.97** **3,159 £7.28** **2,390 £10.32** **1,847 £5.97** **Mr Henry transferred 720 shares to his wife, which she subsequently sold. He then sold 6,456 shares and retained the balance of 1,988 shares.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **9,164**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed **7,176**	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **Less than 0.01%**
13.	Price per share or value of transaction	14.	Date and place of transaction

	£14.87		**08/03/2010 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **4,939 less than 0.01%**	16.	Date issuer informed of transaction **08/03/2010**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification
David Garbett-Edwards Tel: 01242 225039
Date of notification __09/03/2010__

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	09:30 10-Mar-2010
Number	3549I09

RNS Number : 3549I
Ultra Electronics Holdings PLC
10 March 2010

TR-1 NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**Ultra Electronics Holdings plc**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	**Ameriprise Financial, Inc. and its group**
4. Full name of shareholder(s) (if different from 3.): [iv]	**See additional information under 13**
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	**08 March 2010**
6. Date on which issuer notified:	**09 March 2010**
7. Threshold(s) that is/are crossed or reached: [vi, vii]	**Above the threshold of 5%**

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0009123323	N/A	N/A	45,723	45,723	3,348,961	0.067%	4.897%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD				35,008	0.051%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
3,429,692	5.015%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Ameriprise Financial, Inc, which through intermediate holding companies controls the voting rights of Threadneedle Management Luxembourg S.A. and Threadneedle Asset Management Holdings Ltd, which itself controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

Registered Owner

Registered Owner	Account	Holding
The Bank of New York (Nominees) Ltd	A/c 961111	4,523
Merrill Lynch Nominees	A/c XTHRF21	15,908
Morgan Stanley Nominees Limited	A/c 04F607602	1,100
Ameriprise Financial Inc	A/c	91,058
The Bank of New York (Nominees) Ltd	A/c PTG 10972	1,371
Littledown Nominees Ltd	A/c 02891	1,500,000
Littledown Nominees Ltd	A/c 05577	74,500
Littledown Nominees Ltd	A/c 05576	786,000
Littledown Nominees Ltd	A/c 07197	41,200
Littledown Nominees Ltd	A/c 10479	2,000
Morgan Stanley Nominees Limited	A/c 36199142	18,000
State Street Bank & Trust Boston	A/c GPEI	102,522
The Bank of New York (Nominees) Ltd	A/c 960011	10,437
Littledown Nominees Ltd	A/c 07203	36,200
Littledown Nominees Ltd	A/c 21667	12,600
Littledown Nominees Ltd	A/c 34789	67,800
The Bank of New York (Nominees) Ltd	A/c PTG 1476	14,500
Littledown Nominees Ltd	A/c 10488	193,000
Littledown Nominees Ltd	A/c 10489	177,573
Littledown Nominees Ltd	A/c 10490	192,000
Littledown Nominees Ltd	A/c 30337	25,200
Littledown Nominees Ltd	A/c 31348	62,200

14. Contact name:	**David Garbett-Edwards**
15. Contact telephone number:	**01242 225039**

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRGCGDXGXBBGGG

Regulatory Story

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File No. 82-34976 IB.343

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	11:56 11-Mar-2010
Number	4396I11

RNS Number : 4396I
Ultra Electronics Holdings PLC
11 March 2010

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	ULTRA ELECTRONICS HOLDINGS PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ___________	
3. Full name of person(s) subject to the notification obligation:	Ignis Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	09/03/2010
6. Date on which issuer notified:	11/03/2010
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	Nominee holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
0912332					2,730,657		3.99%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
Pearl Group Limited Impala Holdings Limited Pearl Group Holdings (No.1) Ltd Ignis Asset Management Ltd Ignis Investment Services Ltd (indirect)
Vidacos Nominees Ltd (2,174,814 3.18%) State Street Nominees (360,402 0.53%) BNY (OCS) Nominees Ltd (195,441 0.29%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Percentage calculation based on Issued Share Capital of 68,393,287
14. Contact name:	David Garbett-Edwards
15. Contact telephone number:	01242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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